6 Follow-Up Materials

06014494

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial

*CURRENT ADDRESS

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4395 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 6/19/06

SMFG

# Sumitomo Mitsui Financial Group, Inc. (SMFG)

File No. 82-4395
Exhibit A1(a)
(English Translation)

## Consolidated Financial Results for the Fiscal Year ended March 31, 2006

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of the Consolidated Financial Statements by the Board of Directors: May 23, 2006



(Note) Amounts less than one million yen have been omitted.

1. Financial Results (for the fiscal year ended March 31, 2006)

(1) Operating Results (Millions of yen, except per share data and percentages)

| | Ordinary Income | | Ordinary Profit (Loss) | | Net Income (Loss) | |
|---|---|---|---|---|---|---|
| Fiscal year | | | | | | |
| ended March 31, 2006 | ¥ 3,705,136 | 3.5 % | ¥ 963,554 | – % | ¥ 686,841 | – % |
| ended March 31, 2005 | 3,580,796 | 0.8 | (30,293) | – | (234,201) | – |

| | Net Income (Loss) per Share | Net Income (Loss) per Share (Diluted) | Return on Common Stockholders' Equity | Ordinary Profit (Loss) on Total Assets | Ordinary Profit (Loss) on Ordinary Income |
|---|---|---|---|---|---|
| Fiscal year | | | | | |
| ended March 31, 2006 | ¥ 94,733.62 | ¥ 75,642.94 | 33.2 % | 0.9 % | 26.0 % |
| ended March 31, 2005 | (44,388.07) | – | (23.0) | (0.0) | (0.8) |

Notes: 1. Equity in earnings of affiliates
(a) for the fiscal year ended March 31, 2006: 31,887 million yen (b) for the fiscal year ended March 31, 2005: 27,142 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the fiscal year ended March 31, 2006: 6,978,978 shares (b) for the fiscal year ended March 31, 2005: 5,879,572 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous fiscal year.

(2) Financial Position (Millions of yen, except per share data and percentages)

| | Total Assets | Stockholders' Equity | Stockholders' Equity to Total Assets | Stockholders' Equity per Share | Capital Ratio |
|---|---|---|---|---|---|
| March 31, 2006 | ¥ 107,010,575 | ¥ 4,454,399 | 4.2 % | ¥ 400,168.90 | (Preliminary) 12.39 % |
| March 31, 2005 | 99,731,858 | 2,775,728 | 2.8 | 164,821.09 | 9.94 |

Note: Number of common stocks outstanding (consolidated)
(a) as of March 31, 2006: 7,417,865 shares (b) as of March 31, 2005: 5,869,288 shares

(3) Cash Flows (Millions of yen)

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Cash and Cash Equivalents at year-end |
|---|---|---|---|---|
| Fiscal Year | | | | |
| ended March 31, 2006 | ¥ 2,208,354 | ¥ (662,482) | ¥ 679,464 | ¥ 5,159,822 |
| ended March 31, 2005 | (3,280,122) | 2,623,525 | 54,199 | 2,930,645 |

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 162
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 3
(c) Number of affiliated companies accounted for by the equity method : 60

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from the previous fiscal year)
Consolidation: Newly consolidated 20, Excluded 25 Equity method: Newly applied 15, Excluded 5

2. Earnings Forecast (for the fiscal year ending March 31, 2007) (Millions of yen)

| | Ordinary Income | Ordinary Profit | Net Income |
|---|---|---|---|
| For the six months ending September 30, 2006 | ¥ 1,750,000 | ¥ 440,000 | ¥ 260,000 |
| For the fiscal year ending March 31, 2007 | 3,700,000 | 1,010,000 | 570,000 |

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is 72,745.13 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the fiscal year (consolidated)

| | For the Fiscal Year ended March 31, 2006 | For the Fiscal Year ended March 31, 2005 |
|---|---|---|
| Common stock | 6,978,978 | 5,879,572 |
| Preferred stock (type 1) | 35,000 | 48,333 |
| Preferred stock (type 2) | 100,000 | 100,000 |
| Preferred stock (type 3) | 695,000 | 738,750 |
| Preferred stock (1st to 12th series type 4) | 50,100 | 50,100 |
| Preferred stock (13th series type 4) | 4,748 | 112,352 |
| Preferred stock (1st series type 6) | 70,001 | 575 |

Number of shares outstanding at fiscal year-end (consolidated)

| | As of March 31, 2006 | As of March 31, 2005 |
|---|---|---|
| Common stock | 7,417,865 | 5,869,288 |
| Preferred stock (type 1) | 35,000 | 35,000 |
| Preferred stock (type 2) | 100,000 | 100,000 |
| Preferred stock (type 3) | 695,000 | 695,000 |
| Preferred stock (1st to 12th series type 4) | 50,100 | 50,100 |
| Preferred stock (13th series type 4) | – | 107,087 |
| Preferred stock (1st series type 6) | 70,001 | 70,001 |

Calculation for Indices

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks issued during the year (excluding treasury stock) (*)}}$$

(*) Number of common stock is expected to increase by 249,015 due to the share exchange scheduled in September 2006. Therefore, the forecasted net income per share is calculated assuming that forecasted average number of common stocks issued is 7,500,302.

## I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.
SMFG has 162 consolidated subsidiaries and 63 companies accounted for by the equity method.

**Sumitomo Mitsui Financial Group, Inc.**

**Banking business**

Principal subsidiaries

Domestic
* Sumitomo Mitsui Banking Corporation
* THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* The Japan Net Bank, Limited (Internet banking)
* SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas
* Sumitomo Mitsui Banking Corporation Europe Limited
* Manufacturers Bank
* Sumitomo Mitsui Banking Corporation of Canada
* Banco Sumitomo Mitsui Brasileiro S.A.
* PT Bank Sumitomo Mitsui Indonesia

**Leasing business**

Principal subsidiaries

Domestic
* SMBC Leasing Company, Limited
* SMBC Auto Leasing Company, Limited

Overseas
* SMBC Leasing and Finance, Inc.

**Other business**

Principal subsidiaries and affiliated companies

Domestic
* Sumitomo Mitsui Card Company, Limited (Credit card services)
* SAKURA CARD CO., Ltd. (Credit card services)
* SMBC Consulting Co., Ltd. (Management consulting and information services)
* SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
* Financial Link Company, Limited (Data processing service and consulting)
* SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)
* The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
* Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
* Sakura Information Systems Co., Ltd. (System engineering and data processing)
* SMFG Corporate Recovery Servicer Co., Ltd. (Consulting on corporate recovery and servicer)

** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
** At-Loan Co., Ltd. (Consumer loans)
** QUOQ Inc. (Shopping credit and credit card business)
** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
** NIF SMBC Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange)
** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas
* SMBC Capital Markets, Inc. (Derivatives and investments)
* SMBC Capital Markets Limited (Derivatives)
* SMBC Securities, Inc. (Securities)
* Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

# II. Principles and Management

## 1. Management Policy

SMFG's groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive top bank with the highest trust of our customers, our shareholders, market and society".

## 2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

Though the Corporation Law became effective on May 1, 2006, SMFG is not expected to propose an amendment of the Articles of Incorporation so that the Board of Directors can determine whether to make distributions of surplus pursuant to Article 459 of the Company Law at the ordinary general meeting of shareholders to be held on June 29, 2006.

## 3. Policy concerning Lowering of Minimum Stock Investment Amount

After taking into account various factors such as stock price, number of shareholders, liquidity of shares and cost-effectiveness, we do not believe there is a need to lower the minimum amount for purchasing SMFG's common stock at this time.

## 4. Management Index to be Achieved

SMFG has established a medium-term plan spanning the four years from fiscal 2005 and has set the following four management indices as the target to be achieved in fiscal 2008, the final year of the plan.

| | |
|---|---|
| - Consolidated ROE | More than 15% |
| - Consolidated net income | More than 650 billion yen |
| - Consolidated capital ratio* | Approximately 11% |
| - Consolidated Tier I ratio* | Approximately 7% |

*At March 31, 2009

With regard to public funds, we aim to fully repay them by the end of fiscal 2006, subject to the approval of the regulatory authorities, taking into consideration such factors as our financial condition, stock market and macro-economy.

## 5. Mid- to Long-term Management Strategy

To realize high profitability and growth, and thereby raising corporate value sustainably, it is essential for us to earn "the highest trust of our customers, our shareholders, market and society". In other words, we must

(i) respond accurately to the ever-changing needs of customers and provide superior products and services;
(ii) steadily grow profits and establish solid financial base by being highly business-minded; and
(iii) fulfill our social responsibility by contributing widely to the Japanese economy and society through our business activities.

Grounded on these recognitions, we have set the five core strategies in the medium-term plan spanning the four years from fiscal 2005 as follows and will implement initiatives to achieve our goals.

- First, to grow top-line profit and achieve sufficient growth by challenging new types of risks, new regions and new business areas.
- Second, to strengthen strategic business areas by aggressively allocating resources, while continuing to improve efficiency of existing businesses further.
- Third, to improve capital efficiency and thereby maximizing profitability and growth, by improving risk-return profile of each business and by reallocating capital and risk-weighted assets.
- Fourth, to actively forge alliances lead to raise our corporate value.
- Fifth, to improve corporate governance in order to raise corporate value and fulfill our social responsibility (CSR).

## 6. Issues to be Addressed

Last December, Sumitomo Mitsui Banking Corporation ("SMBC"), a banking subsidiary, received a recommendation issued by the Fair Trade Commission of Japan for several violations of the Antimonopoly Act, particularly, "abuse of dominant bargaining position of unfair trade practices", with respect to the manner in which it marketed interest rate swaps to its corporate clients in the past. Also, on April 27, 2006, SMBC was issued administrative orders (Business Suspension Order and Business Improvement Order) in respect to the manner in which it marketed interest rate swaps at its Corporate Business Offices, by the Financial Services Agency of Japan, pursuant to Article 26 (1) of the Banking Law. All of us, the directors, officers and employees deeply regret this situation, and strict measures will be implemented to prevent reoccurrence and regain the trust of all concerned.

In fiscal 2006, we will further provide value-added products and services to our customers and establish a solid platform for supporting business growth, thereby establishing a framework for realizing sustainable growth.

**Further provide value-added products and services to our customers**

First, to realize sustainable growth as a "leading financial services group", we will provide more customer-focused and value-added products and services.

In consumer business, financial consulting will be upgraded further. At the same time we will develop and provide new products responding to the diversifying needs of our customers and changing business environment, such as deregulation, we will provide services incorporating customer opinions even more. Also, we will increase the number of specialized marketing channels such as SMBC Consulting Plazas, which are open also on weekday nights and weekends, and highly qualified consultants with expert knowledge, in order to better respond to customer needs and to improve customer convenience. Furthermore, we will expand services through collaboration with leading companies and group companies. Specifically, while promoting consumer loans provided through the collaboration of SMBC and Promise, and "Mobile Phone Credit Service" provided through the collaboration of Sumitomo Mitsui Card and NTT DoCoMo, we will quickly launch new businesses such as an Internet financial service to be provided through the collaboration of Japan Net Bank and Yahoo Japan, and asset management service to be provided through the collaboration of SMBC and SMBC Friend Securities that were announced this March.

In corporate business, this April, SMBC established a Corporate Advisory Division to which information and know-how of SMBC will be concentrated. The division will be the driver of improvement in our capability to provide solutions to various management issues of customers, such as business expansion and M&A, and thereby contribute to raise customers' corporate value. Also, we will accurately respond to our customers' ever-diversifying financing needs by continuously promoting Business Select Loan, a popular unsecured loan product for small-sized enterprises, loan syndication and securitization. In addition, we will further promote group-wide solution providing: SMBC Leasing in services such as product leasing and real-estate leasing; Japan Research Institute in core systems development and IT consulting; and Daiwa Securities SMBC in investment banking. Moreover, at outside Japan, we will respond to customers' global financial needs by establishing channels in regions with sharp economic growth; further strengthening businesses with competitive edge such as project finance; and further strengthen cooperation between domestic and overseas networks. In treasury market business, while continuously endeavor to improve customer convenience by utilizing Internet business models, we will enhance ALM and diversify investment instruments under appropriate risk management.

**Establish solid platform to support business growth**

Second, we will establish a more solid platform for supporting our sustainable growth.

We will improve our internal control systems, such as compliance, risk management and internal audit. In response to the recommendation by the Fair Trade Commission of Japan in December last year, SMBC established a Compliance Unit this April to strengthen compliance with laws, regulations and other rules. And through a newly established Quality Management Department, we will actively incorporate customer opinions and requests in our management policies and business operations even more. Also, SMBC will further strengthen prevention of financial crimes which have been increasing recently. On risk management, we will further reinforce it on a group basis in order to effectively control risk as our business activities diversify further and in response to the Basel II accord which is scheduled to be implemented at the end of fiscal 2006. Moreover, we will further strengthen internal auditing to verify more thoroughly that compliance and risk management are effective. We will also take initiatives to improve human resources management. For example, we will introduce a system to nurture talented staff, taking a longer term view, and establish an organization in which female employees can exercise their abilities even more.

Also, we will grow capital both in terms of quality and in quantity by establishing a sustainable earnings structure. With regard to public funds, we aim to fully repay them by the end of fiscal 2006, in order to increase our flexibility in allocating resources to strategic business areas and in capital policy including profit distribution to shareholders, subject to the approval of the regulatory authorities, taking into consideration such factors as our financial condition, stock market and macro-economy.

We aim to further improve the overall evaluation of SMFG by "our customers, our shareholders, market and society" by showing steady results in these initiatives this fiscal year.

## 7. Parent company

SMFG has no parent company.

# III. Operating Results and Financial Position

## 1. Overview of Consolidated Operating Results and Financial Position as of and for the Fiscal Year Ended March 31, 2006

(1) Operating Results

In fiscal 2005 ended March 31, 2006, SMFG took various measures in the strategic business fields and endeavored to strengthen profitability in order to "secure a solid profit level."

Ordinary income increased 3.5% to 3,705.1 billion yen as a result of increases in interest income, fees and commissions and other operating income, although other income including gains on sale of stocks and trading profits decreased. Ordinary expenses decreased 24.1% to 2,741.5 billion yen even though interest expenses including interest on deposits increased. This was a result of huge decreases in other expenses resulting from additional provisioning for possible loan losses executed in fiscal 2004 in order to further prepare for future credit risks.

As a result, Ordinary profit and Net income (after adjusting extraordinary gains/losses and other factors) amounted to 963.5 billion yen and 686.8 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 70,834.1 billion yen, an increase of 2,359.2 billion yen from the previous fiscal year-end and Negotiable certificates of deposit amounted to 2,708.6 billion yen, a decrease of 4.6 billion yen.

Loans and bills discounted amounted to 57,267.2 billion yen, an increase of 2,467.3 billion yen.

Total assets amounted to 107,010.5 billion yen, an increase of 7,278.7 billion yen.

(3) Stockholders' Equity

Stockholders' equity increased by 1,678.6 billion yen from the previous fiscal year-end to 4,454.3 billion yen, mainly due to recording of net income, increase in net unrealized gains on other securities and the issuance of shares, disposal of treasury shares and offering for sale of shares.

(4) Cash Flows

SMFG generated 2,208.3 billion yen of "Cash flows from operating activities," an increase of 5,488.4 billion yen, used 662.4 billion yen of "Cash flows from investing activities," a decrease of 3,286.0 billion yen and generated 679.4 billion yen of "Cash flows from financing activities," an increase of 625.2 billion yen.

Consequently, Cash and cash equivalents amounted to 5,159.8 billion yen, an increase of 2,229.1 billion yen.

(5) Segment Information

The breakdown of Total assets and Ordinary income before the elimination of internal transactions is as follows:

By business

| | | |
|---|---|---|
| Total assets | | |
| Banking business | 93% | (down 0 point from the previous fiscal year-end) |
| Leasing business | 2% | (down 0 point) |
| Other business | 5% | (up 0 point) |
| Ordinary income | | |
| Banking business | 64% | (down 1 point from the previous fiscal year) |
| Leasing business | 19% | (up 0 point) |
| Other business | 17% | (up 1 point) |

By Region

| | | |
|---|---|---|
| Total assets | | |
| Japan | 89% | (down 1 point from the previous fiscal year-end) |
| The Americas | 5% | (up 0 point) |
| Europe | 3% | (up 1 point) |
| Asia and Oceania | 3% | (up 0 point) |
| Ordinary income | | |
| Japan | 86% | (down 5 points from the previous fiscal year) |
| The Americas | 6% | (up 2 points) |
| Europe | 3% | (up 1 point) |
| Asia and Oceania | 5% | (up 2 points) |

(6) Capital Ratio (preliminary)

Capital ratio was 12.39% on a consolidated basis.

## 2. Earnings and Dividend Forecast for the Fiscal Year Ending March 31, 2007

(1) Earnings Forecast

In fiscal 2006, SMFG will try to establish a solid platform for supporting sustainable business growth, develop a sustainable earnings structure, and further strengthens its financial base.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,700 billion yen, 1,010 billion yen, and 570 billion yen, respectively. On a non-consolidated basis, Operating income, Ordinary profit and Net income are expected to amount to 360 billion yen, 355 billion yen, and 355 billion yen, respectively.

(2) Dividend Forecast

SMFG will pay the following fiscal year-end dividends on common stock and preferred stock according to the level of retained earnings. SMFG will not pay interim dividends.

| | |
|---|---|
| Common stock | 4,000 yen per share |
| Preferred stock (type 2) | 28,500 yen per share |
| Preferred stock (type 3) | 13,700 yen per share |
| Preferred stock (1st series to 12th series type 4) | 135,000 yen per share |
| Preferred stock (1st series type 6) | 88,500 yen per share |

## 3. Risk Factors

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately when such events do occur.

- Risk related to increase in non-performing loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in capital ratio
- Risk related to downgrade in SMFG group's debt ratings
- Risk related to failure of SMFG's strategy
- Risk related to failure of joint venture, alliance, merger and acquisition
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on May 23, 2006.

# IV. Consolidated Financial Statements

## Significant Accounting Policies for Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 162 companies

Principal companies:

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year are as follows:

Twenty companies including The Japan Research Institute (Shanghai) Solution Co., Ltd. were newly consolidated due to establishment and other reason.

Thirteen companies including WAKASHIO OFFICE SERVICE Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reason. Also, twelve companies including SMLC CENTAURUS CO., LTD. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 3 companies

Principal company:

SBCS Co., Ltd.

In the fiscal year, SBL Holdings Limited was excluded from the scope of unconsolidated subsidiaries accounted for by the equity method because it was no longer a subsidiary due to liquidation.

(2) Affiliates accounted for by the equity method 60 companies

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

Changes in affiliates accounted for by the equity method are as follows:

Fifteen companies including former NIF Ventures Co., Ltd. (current name: NIF SMBC Ventures Co., Ltd.) newly

became affiliated companies accounted for by the equity method due to acquisition of shares.

Four companies including P.T.Perjahl Leasing Indonesia were excluded from the scope of affiliated companies accounted for by the equity method because they were no longer affiliated companies due to sale of shares.

(3) Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1) The balance sheet dates of the consolidated subsidiaries are as follows:

| | | |
|---|---|---|
| June 30 | 2 | companies |
| September 30 | 5 | companies |
| October 31 | 1 | company |
| November 30 | 2 | companies |
| December 31 | 64 | companies |
| January 31 | 1 | company |
| February 28 | 2 | companies |
| March 31 | 85 | companies |

A consolidated overseas subsidiary changed its balance sheet date from December 31 to March 31 from this fiscal year. Therefore, SMFG's consolidated financial statements include the subsidiary's profit or loss for the period from January 1, 2005 to March 31, 2006. However, this change had no material impact on the consolidated financial statements.

(2) The subsidiaries whose balance sheet dates are June 30, September 30 and November 30 are consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. As for the subsidiary whose balance sheet date is October 31, its financial statements are consolidated based on the provisional financial statements closed as of January 31. A consolidated subsidiary (established in January 2006) whose balance sheet date is December 31 is consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Consolidated Balance Sheet" and "Notes to Consolidated Statement of Income."

5. Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

6. Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited and SMBC Leasing Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

7. Appropriation of retained earnings

"Consolidated Statement of Capital Surplus and Retained Earnings" reflects the appropriation of retained earnings made during the consolidated fiscal year.

8. Scope of "Cash and cash equivalents" on Consolidated Statements of Cash Flows

Please refer to the "Notes to Consolidated Statement of Cash Flows."

## CONSOLIDATED BALANCE SHEET

| March 31, 2006 | (Millions of yen) |
|---|---|
| **Assets:** | |
| Cash and due from banks | 7,107,469 |
| Call loans and bills bought | 651,905 |
| Receivables under resale agreements | 117,474 |
| Receivables under securities borrowing transactions | 1,956,650 |
| Commercial paper and other debt purchased | 633,760 |
| Trading assets | 4,078,025 |
| Money held in trust | 2,912 |
| Securities | 25,505,861 |
| Loans and bills discounted | 57,267,203 |
| Foreign exchanges | 947,744 |
| Other assets | 3,403,832 |
| Premises and equipment | 806,369 |
| Lease assets | 999,915 |
| Deferred tax assets | 1,051,609 |
| Goodwill | 6,612 |
| Customers' liabilities for acceptances and guarantees | 3,508,695 |
| Reserve for possible loan losses | (1,035,468) |
| **Total assets** | **107,010,575** |
| | |
| **Liabilities:** | |
| Deposits | 70,834,125 |
| Negotiable certificates of deposit | 2,708,643 |
| Call money and bills sold | 8,016,410 |
| Payables under repurchase agreements | 396,205 |
| Payables under securities lending transactions | 2,747,125 |
| Commercial paper | 10,000 |
| Trading liabilities | 2,908,158 |
| Borrowed money | 2,133,707 |
| Foreign exchanges | 447,722 |
| Short-term bonds | 383,900 |
| Bonds | 4,241,417 |
| Due to trust account | 318,597 |
| Other liabilities | 2,625,594 |
| Reserve for employee bonuses | 25,300 |
| Reserve for employee retirement benefits | 36,786 |
| Other reserves | 1,141 |
| Deferred tax liabilities | 49,484 |
| Deferred tax liabilities for land revaluation | 50,133 |
| Acceptances and guarantees | 3,508,695 |
| **Total liabilities** | **101,443,151** |
| | |
| **Minority interests** | **1,113,025** |
| | |
| **Stockholders' equity:** | |
| Capital stock | 1,420,877 |
| Capital surplus | 1,229,225 |
| Retained earnings | 992,064 |
| Land revaluation excess | 38,173 |
| Net unrealized gains on other securities | 819,927 |
| Foreign currency translation adjustments | (41,475) |
| Treasury stock | (4,393) |
| **Total stockholders' equity** | **4,454,399** |
| **Total liabilities, minority interests and stockholders' equity** | **107,010,575** |

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis.
Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the fiscal year's earnings by applying fair value hedge accounting.

4. Securities included in money held in trust are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method for premises and the declining-balance method for equipment. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.
Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are

provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 799,143 million yen.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on "macro hedge" were 100,159 million yen and 78,635 million yen, respectively.

14. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of 18 million yen, and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of 1,122 million yen.

18. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to 546,672 million yen and 1,564,686 million yen, respectively.

19. Deferred gain on real property deductible for tax purposes amounted to 65,269 million yen.

20. Bankrupt loans and Non-accrual loans were 59,332 million yen and 714,366 million yen, respectively.
"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.
"Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 24,571 million yen.
"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

22. Restructured loans totaled 444,889 million yen.
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,243,160 million yen. The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 891,160 million yen, and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for 2,918 million yen of the total amount.

25. Assets pledged as collateral were as follows:

| | (Millions of yen) |
|---|---|
| Assets pledged as collateral | |
| Cash and due from banks | 79,117 |
| Trading assets | 114,551 |
| Securities | 9,229,645 |
| Loans and bills discounted | 1,552,435 |
| Other assets (installment account receivable etc.) | 1,131 |
| Liabilities corresponding to assets pledged as collateral | |
| Deposits | 19,111 |
| Call money and bills sold | 6,996,598 |
| Payables under repurchase agreements | 383,597 |
| Payables under securities lending transactions | 2,543,261 |
| Trading liabilities | 196,137 |
| Borrowed money | 27,019 |
| Other liabilities | 36,317 |
| Acceptances and guarantees | 157,658 |

In addition, Cash and due from banks of 6,729 million yen, Trading assets of 665,395 million yen and Securities of 4,072,275 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.
Premises and equipment include surety deposits and intangible of 97,162 million yen, and Other assets include initial margins of futures markets of 14,631 million yen.

26. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred losses on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were 610,517 million yen and 436,183 million yen, respectively.

27. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Date of the revaluation

    SMBC:

    March 31, 1998 and March 31, 2002

    Certain other consolidated subsidiaries:

    March 31, 1999 and March 31, 2002

    Method of revaluation (stipulated in Article 3-3 of the Law)

    SMBC:

    Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

    Certain other consolidated subsidiaries:

    Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

    The total fair value of land used for business activities at the fiscal year-end, whose book value had been revaluated pursuant to Article 10 of the Law, was 15,253 million yen lower than the book value.

28. The balance of subordinated debt included in "Borrowed money" was 622,500 million yen.

29. The balance of subordinated bonds included in "Bonds" was 2,132,066 million yen.

30. Stockholders' equity per share was 400,168.90 yen.

31. Market value and unrealized gains (losses) on securities are shown as below:

    The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on commodity investment trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet. This definition is applied up to Notes 34.

    (1) Securities classified as trading purposes

| As of March 31, 2006 | (Millions of yen) |
|---|---|
| Consolidated balance sheet amount | 1,088,599 |
| Valuations gains (losses) included in the earnings for the fiscal year | (648) |

    (2) Bonds classified as held-to-maturity with market value

As of March 31, 2006 (Millions of yen)

| | Consolidated balance sheet amount | Market value | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Japanese government bonds | 750,204 | 730,568 | (19,635) | 306 | 19,942 |
| Japanese local government bonds | 96,892 | 93,527 | (3,365) | – | 3,365 |
| Japanese corporate bonds | 379,614 | 371,560 | (8,053) | – | 8,053 |
| Other | 19,619 | 19,893 | 274 | 274 | – |
| Total | 1,246,330 | 1,215,549 | (30,781) | 580 | 31,361 |

(3) Other securities with market value

| As of March 31, 2006 | Acquisition cost | Consolidated balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| | | | | | (Millions of yen) |
| Stocks | 1,903,193 | 3,605,884 | 1,702,690 | 1,722,129 | 19,438 |
| Bonds | 12,683,880 | 12,386,646 | (297,233) | 988 | 298,222 |
| Japanese government bonds | 11,083,609 | 10,815,889 | (267,720) | 173 | 267,894 |
| Japanese local government bonds | 525,076 | 510,885 | (14,191) | 282 | 14,473 |
| Japanese corporate bonds | 1,075,194 | 1,059,872 | (15,321) | 532 | 15,854 |
| Other | 4,194,178 | 4,162,057 | (32,120) | 48,052 | 80,172 |
| Total | 18,781,252 | 20,154,589 | 1,373,337 | 1,771,170 | 397,833 |

Net unrealized gains on other securities shown above include losses of 3,193 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting. As a result, the amount to be recorded in stockholders' equity is 1,376,530 million yen.

"Net unrealized gains on other securities" includes 819,757 million yen which is the sum of the following items:

| | | | (Millions of yen) |
|---|---|---|---|
| | Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting | (a) | 1,376,530 |
| (–) | Deferred tax liabilities | (b) | 559,416 |
| | (c) = (a) – (b) | | 817,114 |
| (–) | Minority interests corresponding to (c) | | 8,343 |
| (+) | SMFG's interests of net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method | | 10,986 |
| | Total | | 819,757 |

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was 97 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

| | |
|---|---|
| Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers | : Market value is lower than acquisition cost. |
| Issuers requiring caution | : Market value is 30% or more lower than acquisition cost. |
| Normal issuers | : Market value is 50% or more lower than acquisition cost. |

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

32. The amount of other securities sold during the fiscal year is as follows:

Year ended March 31, 2006 (Millions of yen)

| Sales amount | Gains on sales | Losses on sales |
|---|---|---|
| 33,089,259 | 138,964 | 78,609 |

33. Summary information on securities with no available market value is as follows:

| As of March 31, 2006 | (Millions of yen)<br>Consolidated balance sheet amount |
|---|---|
| Bonds classified as held-to-maturity | |
| Unlisted foreign securities | 269 |
| Other | 3,758 |
| Other securities | |
| Unlisted stocks (excluding OTC stocks) | 402,747 |
| Unlisted bonds | 2,518,691 |
| Unlisted foreign securities | 457,953 |
| Other | 309,303 |

34. Redemption schedule of other securities with maturities and held-to-maturity bonds is as follows:

| As of March 31, 2006 | | | | (Millions of yen) |
|---|---|---|---|---|
| | Within 1 year | After 1 year through 5 years | After 5 years through 10 years | After 10 years |
| Bonds | 5,841,530 | 4,784,630 | 2,468,673 | 3,037,217 |
| Japanese government bonds | 5,339,631 | 2,060,842 | 1,239,560 | 2,926,058 |
| Japanese local government bonds | 32,135 | 252,239 | 322,956 | 445 |
| Japanese corporate bonds | 469,763 | 2,471,547 | 906,156 | 110,713 |
| Other | 870,175 | 1,564,473 | 682,146 | 848,570 |
| Total | 6,711,706 | 6,349,103 | 3,150,820 | 3,885,788 |

35. Information on money held in trust is as follows:

Other money held in trust

| As of March 31, 2006 | | | | (Millions of yen) |
|---|---|---|---|---|
| Acquisition cost | Consolidated balance sheet amount | Net unrealized gains | Unrealized gains | Unrealized losses |
| 2,703 | 2,912 | 209 | 209 | – |

Net unrealized gains on other money held in trust of 124 million yen (after the deduction of 84 million yen in deferred tax liabilities from the above 209 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

36. Japanese government bonds and Stocks as a sub-account of Securities include 1,331 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 1,713,027 million yen of securities are pledged, and 199,720 million yen of securities are held in hand as of the consolidated balance sheet date.

37. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 38,176,896 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 32,754,665 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

38. Information on projected benefit obligation and others at the fiscal year-end is shown as follows:

| | (Millions of yen) |
|---|---|
| Projected benefit obligation | (909,802) |
| Plan assets (fair value) | 1,236,535 |
| Unfunded projected benefit obligation | 326,733 |
| Unrecognized net actuarial gain or loss | (126,816) |
| Unrecognized prior service costs (net) | (59,727) |
| Net amount recorded on the consolidated balance sheet | 140,189 |
| Prepaid pension cost | 176,976 |
| Reserve for employee retirement benefits | (36,786) |

39. Effective April 1, 2005, SMFG applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets," issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No.6, issued on October 31, 2003). As a result, net income before income taxes and minority interests decreased by 11,523 million yen compared with the former method.
In the banking industry, fixed assets are stated at cost less accumulated depreciation pursuant to the Enforcement Ordinance of the Banking Law. Accumulated impairment loss is also deducted from the book value of each asset.

40. On January 31, 2006, SMFG issued 80,000 new shares of common stock at 1,130,500 yen per share (issue price) for final allocation by underwriters at 1,166,200 yen per share (offer price). Furthermore, in connection with the over-allotment of 40,700 shares of common stock offered for sale at 1,166,200 yen per share (sales price) in the public offering, SMFG issued on February 28, 2006 the same number of new shares of common stock at 1,130,500 yen per share (issue price) through third-party allocation to the underwriter who conducted the over-allotment. The purchase agreement for the offering prescribes that the total amount of issue price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, Other expenses do not include the amount equivalent to the underwriting commission for the offering. Out of the issue price per share, 565,250 yen is accounted for as capital stock and 565,250 yen as capital surplus.

Also, on January 31, 2006, SMFG disposed of 400,000 shares of treasury stock at 1,130,500 yen per share (disposal price) for final allocation by underwriters at 1,166,200 yen per share (sales price). The purchase agreement for the offering prescribes that the total amount of disposal price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, Other expenses do not include the amount equivalent to the underwriting commission for the offering. The difference between the disposal price and the book value of the treasury stock sold in the offering is accounted for as Other capital surplus.

41. On April 27, 2006, SMBC was issued administrative orders (business suspension order and business improvement order) in respect to the manner in which it marketed interest rate swaps at its Corporate Business Offices, by the Financial Services Agency, pursuant to Article 26-1 of the Banking Law.

42. On April 28, 2006, SMFG resolved to make SMBC Friend Securities Co., Ltd. ("Friend Securities") into a wholly-owned subsidiary of SMFG through a share exchange, subject to regulatory approval, in order to establish a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them, and signed a share exchange agreement whose effective date is September 1, 2006 with Friend Securities.

43. SMFG resolved to repurchase shares of Type 1 preferred stock and Type 2 preferred stock owned by the Resolution and Collection Corporation and retire such shares at the meeting of the Board of Directors held on May 12, 2006, and carried it out on May 17, 2006 as described below. The repurchase of the preferred shares was executed within SMFG's own stock repurchase limit pursuant to Article 210 of the former Commercial Code. The amount of retired shares was deducted from Capital surplus.

Details of repurchase and retirement

1. Type 1 preferred stock
   (1) Number of shares to be repurchased: 35,000 shares
   (2) Total amount of repurchase: 141,960,000,000 yen

2. Type 2 preferred stock
   (1) Number of shares to be repurchased: 33,000 shares
   (2) Total amount of repurchase: 133,956,900,000 yen

# CONSOLIDATED STATEMENT OF INCOME

| Year ended March 31, 2006 | (Millions of yen) |
|---|---|
| **Ordinary income:** | **3,705,136** |
| Interest income | 1,662,600 |
| Interest on loans and discounts | 1,214,142 |
| Interest and dividends on securities | 317,352 |
| Interest on call loans and bills bought | 14,330 |
| Interest on receivables under resale agreements | 6,767 |
| Interest on receivables under securities borrowing transactions | 613 |
| Interest on deposits with banks | 59,875 |
| Other interest income | 49,519 |
| Trust fees | 8,631 |
| Fees and commissions | 703,928 |
| Trading profits | 32,807 |
| Other operating income | 1,144,147 |
| Lease-related income | 429,274 |
| Installment-related income | 238,537 |
| Other | 476,335 |
| Other income | 153,021 |
| **Ordinary expenses:** | **2,741,582** |
| Interest expenses | 500,993 |
| Interest on deposits | 266,648 |
| Interest on negotiable certificates of deposit | 12,877 |
| Interest on call money and bills sold | 5,969 |
| Interest on payables under repurchase agreements | 7,447 |
| Interest on payables under securities lending transactions | 58,292 |
| Interest on commercial paper | 69 |
| Interest on borrowed money | 29,016 |
| Interest on short-term bonds | 375 |
| Interest on bonds | 86,010 |
| Other interest expenses | 34,285 |
| Fees and commissions | 84,336 |
| Other operating expenses | 876,635 |
| Lease-related expenses | 385,307 |
| Installment-related expenses | 219,026 |
| Other | 272,301 |
| General and administrative expenses | 853,796 |
| Other expenses | 425,819 |
| Provision for reserve for possible loan losses | 163,549 |
| Other | 262,269 |
| **Ordinary profit** | **963,554** |
| **Extraordinary gains** | **97,952** |
| Gains on disposal of premises and equipment | 5,794 |
| Collection of written-off claims | 31,584 |
| Other extraordinary gains | 60,574 |
| **Extraordinary losses** | **18,144** |
| Losses on disposal of premises and equipment | 5,242 |
| Losses on impairment of fixed assets | 12,303 |
| Provision for reserve for contingent liabilities from securities transactions | 47 |
| Other extraordinary losses | 551 |
| **Income before income taxes and minority interests** | **1,043,362** |
| Income taxes | |
| Current | 69,818 |
| Deferred | 226,901 |
| **Minority interests in net income** | **59,800** |
| **Net income** | **686,841** |

Notes to Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share was 94,733.62 yen.

3. Net income per share (diluted) was 75,642.94 yen.

4. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and money claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

5. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
(1) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
(2) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" included gains on sales of stocks and other securities of 93,433 million yen and equity in earnings of affiliates of 31,887 million yen.

7. "Other" in "Other expenses" included write-off of loans of 69,355 million yen, losses on devaluation of stocks and other securities of 32,345 million yen and losses on delinquent loans sold of 100,666 million yen.

8. "Other extraordinary gains" included gains on sale of a subsidiary's shares and change in equity of the subsidiary of 60,574 million yen.

9. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the fiscal year.

(Millions of yen)

| Area | Purpose of use | | Type | Impairment loss |
|---|---|---|---|---|
| Tokyo metropolitan area | Idle assets | 47 items | Land and premises etc. | 5,277 |
| Kinki area | Branches | 15 branches | Land and premises etc. | 4,668 |
| | Idle assets | 29 items | | 2,022 |
| Other | Idle assets | 15 items | Land and premises etc. | 334 |

At the consolidated subsidiary, SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, this interim term, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Extraordinary losses."

Recoverable amounts of some of the branches are calculated based on future cash flows using a discount rate of 5-6%. Recoverable amounts of other assets are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

## CONSOLIDATED STATEMENT OF
## CAPITAL SURPLUS AND RETAINED EARNINGS

| Year ended March 31, 2006 | (Millions of yen) |
|---|---|
| **Capital surplus** | |
| Capital surplus at beginning of year | 974,346 |
| Increase of capital surplus | 254,878 |
| Issuance of stocks due to capital increase | 68,225 |
| Gains on disposal of treasury stock | 186,653 |
| Capital surplus at end of year | 1,229,225 |
| **Retained earnings** | |
| Retained earnings at beginning of year | 329,963 |
| Increase of retained earnings | 706,506 |
| Net income | 686,841 |
| Increase due to increase of consolidated subsidiaries | 3 |
| Increase due to decrease of consolidated subsidiaries | 11 |
| Increase due to transfer of land revaluation excess | 19,649 |
| Decrease of retained earnings | 44,405 |
| Dividends paid | 44,389 |
| Decrease due to increase of consolidated subsidiaries | 5 |
| Decrease due to decrease of consolidated subsidiaries | 10 |
| Retained earnings at end of year | 992,064 |

(Note) Amounts less than one million yen have been omitted.

# CONSOLIDATED STATEMENT OF CASH FLOWS

| Year ended March 31, 2006 | (Millions of yen) |
|---|---|
| **1. Cash flows from operating activities:** | |
| Income before income taxes and minority interests | 1,043,362 |
| Depreciation of premises, equipment and others | 82,671 |
| Depreciation of lease assets | 336,871 |
| Losses on impairment of fixed assets | 12,303 |
| Amortization of goodwill | 6,270 |
| Equity in earnings of affiliates | (31,887) |
| Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary | (63,257) |
| Net change in reserve for possible loan losses | (241,530) |
| Net change in reserve for employee bonuses | 1,403 |
| Net change in reserve for employee retirement benefits | 1,993 |
| Net change in reserve for expenses related to EXPO 2005 Japan | (231) |
| Interest income | (1,662,600) |
| Interest expenses | 500,993 |
| Net (gains) losses on securities | (27,853) |
| Net (gains) losses from money held in trust | (13) |
| Net exchange (gains) losses | (175,815) |
| Net (gains) losses from disposal of premises and equipment | (551) |
| Net (gains) losses from disposal of lease assets | (3,235) |
| Net change in trading assets | (225,005) |
| Net change in trading liabilities | 746,642 |
| Net change in loans and bills discounted | (2,311,499) |
| Net change in deposits | 2,210,634 |
| Net change in negotiable certificates of deposit | (8,026) |
| Net change in borrowed money (excluding subordinated debt) | 90,612 |
| Net change in deposits with banks | 175,960 |
| Net change in call loans and bills bought and others | 342,387 |
| Net change in receivables under securities borrowing transactions | (1,388,310) |
| Net change in call money and bills sold and others | 3,027,037 |
| Net change in commercial paper | (364,100) |
| Net change in payables under securities lending transactions | (1,120,876) |
| Net change in foreign exchanges (assets) | (46,473) |
| Net change in foreign exchanges (liabilities) | (31,381) |
| Net change in short-term bonds (liabilities) | 382,900 |
| Issuance and redemption of bonds (excluding subordinated bonds) | (365,646) |
| Net change in due to trust account | 268,140 |
| Interest received | 1,691,320 |
| Interest paid | (509,760) |
| Other, net | (104,996) |
| **Subtotal** | **2,238,450** |
| Income taxes paid | (30,096) |
| **Net cash provided by operating activities** | **2,208,354** |
| **2. Cash flows from investing activities:** | |
| Purchases of securities | (43,620,790) |
| Proceeds from sale of securities | 33,089,259 |
| Proceeds from maturity of securities | 10,164,213 |
| Purchases of money held in trust | (2,851) |
| Proceeds from sale of money held in trust | 3,789 |
| Purchases of premises and equipment | (43,066) |
| Proceeds from sale of premises and equipment | 17,733 |
| Purchases of lease assets | (380,894) |
| Proceeds from sale of lease assets | 55,186 |
| Proceeds from sale of stocks of subsidiaries | 54,937 |
| **Net cash used in investing activities** | **(662,482)** |
| **3. Cash flows from financing activities:** | |
| Proceeds from issuance of subordinated debt | 103,000 |
| Repayment of subordinated debt | (215,884) |
| Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights | 431,458 |
| Repayment of subordinated bonds and bonds with stock acquisition rights | (198,800) |
| Proceeds from issuance of stocks | 136,451 |
| Dividends paid | (44,373) |
| Proceeds from minority stockholders | 59,640 |
| Dividends paid to minority stockholders | (42,366) |
| Purchases of treasury stock | (2,209) |
| Proceeds from sale of treasury stock | 452,549 |
| **Net cash provided by financing activities** | **679,464** |
| **4. Effect of exchange rate changes on cash and cash equivalents** | **3,840** |
| **5. Net change in cash and cash equivalents** | **2,229,177** |
| **6. Cash and cash equivalents at beginning of year** | **2,930,645** |
| **7. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries** | **(0)** |
| **8. Cash and cash equivalents at end of year** | **5,159,822** |

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the fiscal year-end is as follows:

| March 31, 2006 | (Millions of yen) |
|---|---|
| Cash and due from banks | 7,107,469 |
| Interest-earning deposits | (1,947,647) |
| Cash and cash equivalents | 5,159,822 |

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

| | March 31, 2006 (A) | March 31, 2005 (B) | (Millions of yen) Change (A-B) |
|---|---|---|---|
| **Assets:** | | | |
| Cash and due from banks | 7,107,469 | 4,989,814 | 2,117,655 |
| Call loans and bills bought | 651,905 | 1,004,512 | (352,607) |
| Receivables under resale agreements | 117,474 | 124,856 | (7,382) |
| Receivables under securities borrowing transactions | 1,956,650 | 568,340 | 1,388,310 |
| Commercial paper and other debt purchased | 633,760 | 606,032 | 27,728 |
| Trading assets | 4,078,025 | 3,769,073 | 308,952 |
| Money held in trust | 2,912 | 3,832 | (920) |
| Securities | 25,505,861 | 24,233,701 | 1,272,160 |
| Loans and bills discounted | 57,267,203 | 54,799,805 | 2,467,398 |
| Foreign exchanges | 947,744 | 895,586 | 52,158 |
| Other assets | 3,403,832 | 3,110,454 | 293,378 |
| Premises and equipment | 806,369 | 836,053 | (29,684) |
| Lease assets | 999,915 | 1,007,015 | (7,100) |
| Deferred tax assets | 1,051,609 | 1,598,158 | (546,549) |
| Goodwill | 6,612 | 13,381 | (6,769) |
| Customers' liabilities for acceptances and guarantees | 3,508,695 | 3,444,799 | 63,896 |
| Reserve for possible loan losses | (1,035,468) | (1,273,560) | 238,092 |
| **Total assets** | **107,010,575** | **99,731,858** | **7,278,717** |
| **Liabilities:** | | | |
| Deposits | 70,834,125 | 68,474,861 | 2,359,264 |
| Negotiable certificates of deposit | 2,708,643 | 2,713,270 | (4,627) |
| Call money and bills sold | 8,016,410 | 4,971,462 | 3,044,948 |
| Payables under repurchase agreements | 396,205 | 405,671 | (9,466) |
| Payables under securities lending transactions | 2,747,125 | 3,868,001 | (1,120,876) |
| Commercial paper | 10,000 | 374,100 | (364,100) |
| Trading liabilities | 2,908,158 | 2,110,473 | 797,685 |
| Borrowed money | 2,133,707 | 2,142,873 | (9,166) |
| Foreign exchanges | 447,722 | 478,482 | (30,760) |
| Short-term bonds | 383,900 | 1,000 | 382,900 |
| Bonds | 4,241,417 | 4,339,497 | (98,080) |
| Due to trust account | 318,597 | 50,457 | 268,140 |
| Other liabilities | 2,625,594 | 2,363,786 | 261,808 |
| Reserve for employee bonuses | 25,300 | 23,816 | 1,484 |
| Reserve for employee retirement benefits | 36,786 | 34,792 | 1,994 |
| Reserve for expenses related to EXPO 2005 Japan | - | 231 | (231) |
| Other reserves | 1,141 | 1,093 | 48 |
| Deferred tax liabilities | 49,484 | 45,259 | 4,225 |
| Deferred tax liabilities for land revaluation | 50,133 | 90,994 | (40,861) |
| Acceptances and guarantees | 3,508,695 | 3,444,799 | 63,896 |
| **Total liabilities** | **101,443,151** | **95,934,927** | **5,508,224** |
| **Minority interests** | **1,113,025** | **1,021,203** | **91,822** |
| **Total stockholders' equity** | **4,454,399** | **2,775,728** | **1,678,671** |
| **Total liabilities, minority interests and stockholders' equity** | **107,010,575** | **99,731,858** | **7,278,717** |

(Note) Amounts less than one million yen have been omitted.

## COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

| | Year ended March 31, | | (Millions of yen) |
|---|---|---|---|
| | **2006** | 2005 | Change |
| | (A) | (B) | (A-B) |
| **Ordinary income:** | **3,705,136** | **3,580,796** | **124,340** |
| Interest income | 1,662,600 | 1,521,728 | 140,872 |
| Interest on loans and discounts | 1,214,142 | 1,145,653 | 68,489 |
| Interest and dividends on securities | 317,352 | 256,396 | 60,956 |
| Trust fees | 8,631 | 2,609 | 6,022 |
| Fees and commissions | 703,928 | 596,086 | 107,842 |
| Trading profits | 32,807 | 144,587 | (111,780) |
| Other operating income | 1,144,147 | 1,058,289 | 85,858 |
| Other income | 153,021 | 257,495 | (104,474) |
| **Ordinary expenses:** | **2,741,582** | **3,611,089** | **(869,507)** |
| Interest expenses | 500,993 | 350,385 | 150,608 |
| Interest on deposits | 266,648 | 131,498 | 135,150 |
| Fees and commissions | 84,336 | 79,976 | 4,360 |
| Trading losses | – | 199 | (199) |
| Other operating expenses | 876,635 | 867,748 | 8,887 |
| General and administrative expenses | 853,796 | 852,715 | 1,081 |
| Other expenses | 425,819 | 1,460,064 | (1,034,245) |
| **Ordinary profit (loss)** | **963,554** | **(30,293)** | **993,847** |
| **Extraordinary gains** | **97,952** | **9,074** | **88,878** |
| **Extraordinary losses** | **18,144** | **87,316** | **(69,172)** |
| **Income (loss) before income taxes and minority interests** | **1,043,362** | **(108,535)** | **1,151,897** |
| Income taxes | | | |
| Current | 69,818 | 30,638 | 39,180 |
| Refund | – | 8,869 | (8,869) |
| Deferred | 226,901 | 52,912 | 173,989 |
| **Minority interests in net income** | **59,800** | **50,983** | **8,817** |
| **Net income (loss)** | **686,841** | **(234,201)** | **921,042** |

(Note) Amounts less than one million yen have been omitted.

## COMPARATIVE CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (CONDENSED)

| | Year ended March 31, | | (Millions of yen) |
|---|---|---|---|
| | **2006** | 2005 | Change |
| | (A) | (B) | (A-B) |
| **Capital surplus** | | | |
| Capital surplus at beginning of year | 974,346 | 865,282 | 109,064 |
| Increase of capital surplus | 254,878 | 109,064 | 145,814 |
| Capital surplus at end of year | 1,229,225 | 974,346 | 254,879 |
| **Retained earnings** | | | |
| Retained earnings at beginning of year | 329,963 | 611,189 | (281,226) |
| Increase of retained earnings | 706,506 | 3,863 | 702,643 |
| Decrease of retained earnings | 44,405 | 285,088 | (240,683) |
| Retained earnings at end of year | 992,064 | 329,963 | 662,101 |

(Note) Amounts less than one million yen have been omitted.

## COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended March 31, 2006 (A) | 2005 (B) | (Millions of yen) Change (A-B) |
|---|---|---|---|
| **1. Cash flows from operating activities:** | | | |
| Income (loss) before income taxes and minority interests | 1,043,362 | (108,535) | 1,151,897 |
| Depreciation of premises, equipment and others | 82,671 | 84,120 | (1,449) |
| Depreciation of lease assets | 336,871 | 340,777 | (3,906) |
| Losses on impairment of fixed assets | 12,303 | - | 12,303 |
| Amortization of goodwill | 6,270 | 10,017 | (3,747) |
| Equity in earnings of affiliates | (31,887) | (27,142) | (4,745) |
| Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary | (63,257) | - | (63,257) |
| Net change in reserve for possible loan losses | (241,530) | (140,104) | (101,426) |
| Net change in reserve for employee bonuses | 1,403 | 1,497 | (94) |
| Net change in reserve for employee retirement benefits | 1,993 | 134,819 | (132,826) |
| Net change in reserve for expenses related to EXPO 2005 Japan | (231) | 114 | (345) |
| Interest income | (1,662,600) | (1,521,728) | (140,872) |
| Interest expenses | 500,993 | 350,385 | 150,608 |
| Net (gains) losses on securities | (27,853) | 102,784 | (130,637) |
| Net (gains) losses from money held in trust | (13) | (0) | (13) |
| Net exchange (gains) losses | (175,815) | (105,603) | (70,212) |
| Net (gains) losses from disposal of premises and equipment | (551) | 63,973 | (64,524) |
| Net (gains) losses from disposal of lease assets | (3,235) | (3,345) | 110 |
| Net change in trading assets | (225,005) | (468,577) | 243,572 |
| Net change in trading liabilities | 746,642 | 246,434 | 500,208 |
| Net change in loans and bills discounted | (2,311,499) | 468,339 | (2,779,838) |
| Net change in deposits | 2,210,634 | 3,137,797 | (927,163) |
| Net change in negotiable certificates of deposit | (8,026) | (806,192) | 798,166 |
| Net change in borrowed money (excluding subordinated debt) | 90,612 | (180,888) | 271,500 |
| Net change in deposits with banks | 175,960 | (245,726) | 421,686 |
| Net change in call loans and bills bought and others | 342,387 | (743,218) | 1,085,605 |
| Net change in receivables under securities borrowing transactions | (1,388,310) | 440,987 | (1,829,297) |
| Net change in call money and bills sold and others | 3,027,037 | (2,013,905) | 5,040,942 |
| Net change in commercial paper | (364,100) | 91,400 | (455,500) |
| Net change in payables under securities lending transactions | (1,120,876) | (2,078,345) | 957,469 |
| Net change in foreign exchanges (assets) | (46,473) | (151,254) | 104,781 |
| Net change in foreign exchanges (liabilities) | (31,381) | (94,405) | 63,024 |
| Net change in short -term bonds (liabilities) | 382,900 | 1,000 | 381,900 |
| Issuance and redemption of bonds (excluding subordinated bonds) | (365,646) | 130,498 | (496,144) |
| Net change in due to trust account | 268,140 | 14,424 | 253,716 |
| Interest received | 1,691,320 | 1,553,995 | 137,325 |
| Interest paid | (509,760) | (336,234) | (173,526) |
| Net change in payable on trading and securities contracts | - | (1,020,879) | 1,020,879 |
| Other, net | (104,996) | (350,488) | 245,492 |
| **Subtotal** | **2,238,450** | **(3,223,208)** | **5,461,658** |
| Income taxes paid | (30,096) | (56,914) | 26,818 |
| **Net cash provided by (used in) operating activities** | **2,208,354** | **(3,280,122)** | **5,488,476** |
| **2. Cash flows from investing activities:** | | | |
| Purchases of securities | (43,620,790) | (46,309,832) | 2,689,042 |
| Proceeds from sale of securities | 33,089,259 | 36,134,383 | (3,045,124) |
| Proceeds from maturity of securities | 10,164,213 | 13,118,211 | (2,953,998) |
| Purchases of money held in trust | (2,851) | - | (2,851) |
| Proceeds from sale of money held in trust | 3,789 | 0 | 3,789 |
| Purchases of premises and equipment | (43,066) | (56,945) | 13,879 |
| Proceeds from sale of premises and equipment | 17,733 | 93,474 | (75,741) |
| Purchases of lease assets | (380,894) | (396,497) | 15,603 |
| Proceeds from sale of lease assets | 55,186 | 43,702 | 11,484 |
| Proceeds from sale of stocks of subsidiaries | 54,937 | - | 54,937 |
| Purchases of stocks of subsidiaries | - | (2,970) | 2,970 |
| **Net cash provided by (used in) investing activities** | **(662,482)** | **2,623,525** | **(3,286,007)** |
| **3. Cash flows from financing activities:** | | | |
| Proceeds from issuance of subordinated debt | 103,000 | 36,000 | 67,000 |
| Repayment of subordinated debt | (215,884) | (72,212) | (143,672) |
| Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights | 431,458 | 440,237 | (8,779) |
| Repayment of subordinated bonds and bonds with stock acquisition rights | (198,800) | (234,983) | 36,183 |
| Proceeds from issuance of stocks | 136,451 | 210,003 | (73,552) |
| Dividends paid | (44,373) | (46,463) | 2,090 |
| Proceeds from minority stockholders | 59,640 | 21,024 | 38,616 |
| Dividends paid to minority stockholders | (42,366) | (39,457) | (2,909) |
| Purchases of treasury stock | (2,209) | (269,012) | 266,803 |
| Proceeds from sale of treasury stock | 452,549 | 9,063 | 443,486 |
| **Net cash provided by financing activities** | **679,464** | **54,199** | **625,265** |
| **4. Effect of exchange rate changes on cash and cash equivalents** | **3,840** | **(378)** | **4,218** |
| **5. Net change in cash and cash equivalents** | **2,229,177** | **(602,776)** | **2,831,953** |
| **6. Cash and cash equivalents at beginning of year** | **2,930,645** | **3,529,479** | **(598,834)** |
| **7. Change in cash and cash equivalents due to merger of consolidated subsidiaries** | **-** | **3,941** | **(3,941)** |
| **8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries** | **(0)** | **-** | **(0)** |
| **9. Cash and cash equivalents at end of year** | **5,159,822** | **2,930,645** | **2,229,177** |

(Note) Amounts less than one million yen have been omitted.

## V. SEGMENT INFORMATION

### (1) Business segment information

Year ended March 31, 2006 (Millions of yen)

| | Banking business | Leasing business | Other business | Total | Elimination and unallocated corporate assets | Consolidated |
|---|---|---|---|---|---|---|
| Ordinary income | | | | | | |
| (1) External customers | 2,485,470 | 755,137 | 464,529 | 3,705,136 | – | 3,705,136 |
| (2) Intersegment | 44,864 | 18,503 | 204,294 | 267,661 | (267,661) | – |
| Total | 2,530,334 | 773,640 | 668,823 | 3,972,798 | (267,661) | 3,705,136 |
| Ordinary expenses | 1,764,055 | 728,363 | 487,692 | 2,980,111 | (238,529) | 2,741,582 |
| Ordinary profit | 766,278 | 45,277 | 181,130 | 992,686 | (29,131) | 963,554 |
| Assets | 103,026,827 | 2,056,078 | 6,083,193 | 111,166,100 | (4,155,524) | 107,010,575 |
| Depreciation | 62,886 | 337,345 | 21,274 | 421,505 | 13 | 421,519 |
| Losses on impairment of fixed assets | 7,435 | 620 | 4,247 | 12,303 | – | 12,303 |
| Capital expenditure | 62,482 | 384,370 | 22,859 | 469,711 | 0 | 469,711 |

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card business, investment banking, loans, venture capital, system development and information processing.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 4,214,877 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2005 (Millions of yen)

| | Banking business | Leasing business | Other business | Total | Elimination and unallocated corporate assets | Consolidated |
|---|---|---|---|---|---|---|
| Ordinary income | | | | | | |
| (1) External customers | 2,447,122 | 706,860 | 426,813 | 3,580,796 | – | 3,580,796 |
| (2) Intersegment | 41,862 | 19,723 | 190,226 | 251,812 | (251,812) | – |
| Total | 2,488,984 | 726,583 | 617,040 | 3,832,609 | (251,812) | 3,580,796 |
| Ordinary expenses | 2,643,533 | 684,652 | 505,793 | 3,833,979 | (222,889) | 3,611,089 |
| Ordinary profit (loss) | (154,548) | 41,931 | 111,246 | (1,370) | (28,922) | (30,293) |
| Assets | 96,420,384 | 1,924,019 | 5,649,310 | 103,993,713 | (4,261,855) | 99,731,858 |
| Depreciation | 60,568 | 343,134 | 24,248 | 427,951 | 14 | 427,966 |
| Capital expenditure | 66,189 | 400,119 | 27,112 | 493,421 | 9 | 493,430 |

## (2) Geographic segment information

Year ended March 31, 2006 (Millions of yen)

| | Japan | The Americas | Europe | Asia and Oceania | Total | Elimination and unallocated corporate assets | Consolidated |
|---|---|---|---|---|---|---|---|
| Ordinary income | | | | | | | |
| (1) External customers | 3,256,730 | 176,443 | 125,351 | 146,611 | 3,705,136 | – | 3,705,136 |
| (2) Intersegment | 70,044 | 41,114 | 2,836 | 36,345 | 150,341 | (150,341) | – |
| Total | 3,326,774 | 217,558 | 128,188 | 182,956 | 3,855,478 | (150,341) | 3,705,136 |
| Ordinary expenses | 2,482,510 | 152,350 | 103,720 | 136,967 | 2,875,548 | (133,966) | 2,741,582 |
| Ordinary profit | 844,264 | 65,208 | 24,468 | 45,988 | 979,929 | (16,375) | 963,554 |
| Assets | 97,046,578 | 5,034,350 | 2,825,039 | 3,856,601 | 108,762,570 | (1,751,994) | 107,010,575 |

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 4,214,877 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2005 (Millions of yen)

| | Japan | The Americas | Europe | Asia and Oceania | Total | Elimination and unallocated corporate assets | Consolidated |
|---|---|---|---|---|---|---|---|
| Ordinary income | | | | | | | |
| (1) External customers | 3,331,194 | 109,639 | 62,959 | 77,003 | 3,580,796 | – | 3,580,796 |
| (2) Intersegment | 59,278 | 46,789 | 6,189 | 26,013 | 138,270 | (138,270) | – |
| Total | 3,390,472 | 156,429 | 69,148 | 103,016 | 3,719,067 | (138,270) | 3,580,796 |
| Ordinary expenses | 3,494,330 | 107,027 | 63,254 | 60,692 | 3,725,305 | (114,215) | 3,611,089 |
| Ordinary profit (loss) | (103,857) | 49,401 | 5,894 | 42,323 | (6,238) | (24,055) | (30,293) |
| Assets | 91,564,408 | 4,704,584 | 2,462,266 | 3,253,758 | 101,985,019 | (2,253,160) | 99,731,858 |

## (3) Ordinary income from overseas operations

(Millions of yen)

| | Consolidated ordinary income from overseas operations (A) | Consolidated ordinary income (B) | (A) / (B) |
|---|---|---|---|
| Year ended March 31, 2006 | 448,406 | 3,705,136 | 12.1 % |
| Year ended March 31, 2005 | 249,602 | 3,580,796 | 7.0 % |

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

# VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

# Market Value of Securities and Money Held in Trust

## [1] Securities

### 1. As of March 31, 2006

(Notes)

1. The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claims on commodity investment trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2006 (Millions of yen)

| | Consolidated balance sheet amount | Valuations gains (losses) included in the earnings for the fiscal year |
|---|---|---|
| Securities classified as trading purposes | 1,088,599 | (648) |

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2006 (Millions of yen)

| | Consolidated balance sheet amount | Market value | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Japanese government bonds | 750,204 | 730,568 | (19,635) | 306 | 19,942 |
| Japanese local government bonds | 96,892 | 93,527 | (3,365) | – | 3,365 |
| Japanese corporate bonds | 379,614 | 371,560 | (8,053) | – | 8,053 |
| Other | 19,619 | 19,893 | 274 | 274 | – |
| Total | 1,246,330 | 1,215,549 | (30,781) | 580 | 31,361 |

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2006 (Millions of yen)

| | Acquisition cost | Consolidated balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Stocks | 1,903,193 | 3,605,884 | 1,702,690 | 1,722,129 | 19,438 |
| Bonds | 12,683,880 | 12,386,646 | (297,233) | 988 | 298,222 |
| Japanese government bonds | 11,083,609 | 10,815,889 | (267,720) | 173 | 267,894 |
| Japanese local government bonds | 525,076 | 510,885 | (14,191) | 282 | 14,473 |
| Japanese corporate bonds | 1,075,194 | 1,059,872 | (15,321) | 532 | 15,854 |
| Other | 4,194,178 | 4,162,057 | (32,120) | 48,052 | 80,172 |
| Total | 18,781,252 | 20,154,589 | 1,373,337 | 1,771,170 | 397,833 |

(Notes)

1. Net unrealized gains on other securities shown above include losses of 3,193 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:

   Stocks — Average market prices during one month before the fiscal year-end

   Bonds and other — Market prices at the fiscal year-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was 97 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.

   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.

   Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

   Issuers requiring caution: Issuers that are identified for close monitoring.

   Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2006 (Millions of yen)

| | Sales amount | Gains on sales | Losses on sales |
|---|---|---|---|
| Other securities | 33,089,259 | 138,964 | 78,609 |

(6) Securities with no available market value

As of March 31, 2006 (Millions of yen)

| | Consolidated balance sheet amount |
|---|---|
| Bonds classified as held-to-maturity | |
| Unlisted foreign securities | 269 |
| Other | 3,758 |
| Other securities | |
| Unlisted stocks (excluding OTC stocks) | 402,747 |
| Unlisted bonds | 2,518,691 |
| Unlisted foreign securities | 457,953 |
| Other | 309,303 |

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2006 (Millions of yen)

| | Within 1 year | After 1 year through 5 years | After 5 years through 10 years | After 10 years |
|---|---|---|---|---|
| Bonds | 5,841,530 | 4,784,630 | 2,468,673 | 3,037,217 |
| Japanese government bonds | 5,339,631 | 2,060,842 | 1,239,560 | 2,926,058 |
| Japanese local government bonds | 32,135 | 252,239 | 322,956 | 445 |
| Japanese corporate bonds | 469,763 | 2,471,547 | 906,156 | 110,713 |
| Other | 870,175 | 1,564,473 | 682,146 | 848,570 |
| Total | 6,711,706 | 6,349,103 | 3,150,820 | 3,885,788 |

2. As of March 31, 2005

(Notes)

1. The amounts shown in the following tables include trading securities, commercial paper and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2005 (Millions of yen)

| | Consolidated balance sheet amount | Valuations gains (losses) included in the earnings for the fiscal year |
|---|---|---|
| Securities classified as trading purposes | 1,325,972 | (3,717) |

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2005 (Millions of yen)

| | Consolidated balance sheet amount | Market value | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Japanese government bonds | 507,342 | 505,002 | (2,339) | 1,582 | 3,922 |
| Japanese local government bonds | – | – | – | – | – |
| Japanese corporate bonds | – | – | – | – | – |
| Other | 28,859 | 29,380 | 520 | 531 | 11 |
| Total | 536,201 | 534,382 | (1,818) | 2,114 | 3,933 |

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2005 (Millions of yen)

| | Acquisition cost | Consolidated balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Stocks | 1,992,711 | 2,697,765 | 705,053 | 750,480 | 45,426 |
| Bonds | 14,734,261 | 14,749,222 | 14,961 | 34,971 | 20,010 |
| Japanese government bonds | 13,116,068 | 13,129,235 | 13,167 | 27,115 | 13,948 |
| Japanese local government bonds | 488,423 | 486,884 | (1,538) | 2,061 | 3,600 |
| Japanese corporate bonds | 1,129,770 | 1,133,102 | 3,332 | 5,794 | 2,462 |
| Other | 2,779,971 | 2,756,295 | (23,675) | 15,903 | 39,579 |
| Total | 19,506,944 | 20,203,283 | 696,339 | 801,356 | 105,017 |

(Notes)

1. Net unrealized gains on other securities shown above include gains of 469 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting and valuation gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Consolidated balance sheet amount is calculated as follows:

| | |
|---|---|
| Stocks | Average market prices during one month before the fiscal year-end |
| Bonds and other | Market prices at the fiscal year-end |

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was 172 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

| | |
|---|---|
| Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers | : Market value is lower than acquisition cost. |
| Issuers requiring caution | : Market value is 30% or more lower than acquisition cost. |
| Normal issuers | : Market value is 50% or more lower than acquisition cost. |

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2005 (Millions of yen)

| | Sales amount | Gains on sales | Losses on sales |
|---|---|---|---|
| Other securities | 36,133,895 | 214,022 | 90,314 |

(6) Securities with no available market value

As of March 31, 2005 (Millions of yen)

| | Consolidated balance sheet amount |
|---|---|
| Bonds classified as held-to-maturity | |
| Unlisted foreign securities | 2,400 |
| Other | 8,566 |
| Other securities | |
| Unlisted stocks (excluding OTC stocks) | 429,658 |
| Unlisted bonds | 2,110,338 |
| Unlisted foreign securities | 412,118 |
| Other | 221,982 |

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2005 (Millions of yen)

| | Within 1 year | After 1 year through 5 years | After 5 years through 10 years | After 10 years |
|---|---|---|---|---|
| Bonds | 3,110,902 | 9,065,255 | 2,237,616 | 2,953,130 |
| Japanese government bonds | 2,818,917 | 6,414,993 | 1,482,528 | 2,920,138 |
| Japanese local government bonds | 20,003 | 264,369 | 202,016 | 494 |
| Japanese corporate bonds | 271,981 | 2,385,892 | 553,071 | 32,497 |
| Other | 600,124 | 1,625,706 | 258,965 | 725,965 |
| Total | 3,711,027 | 10,690,962 | 2,496,581 | 3,679,096 |

## [2] Money Held in Trust

1. As of March 31, 2006

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2006 (Millions of yen)

| | Acquisition cost | Consolidated balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Other money held in trust | 2,703 | 2,912 | 209 | 209 | – |

(Note) Consolidated balance sheet amount is calculated by using market prices at the fiscal year-end.

2. As of March 31, 2005

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2005 (Millions of yen)

| | Acquisition cost | Consolidated balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
|---|---|---|---|---|---|
| Other money held in trust | 3,628 | 3,832 | 204 | 300 | 95 |

(Note) Consolidated balance sheet amount is calculated by using market prices at the fiscal year-end.

## [5] Net Unrealized Gains on Other Securities and Other Money Held in Trust

### 1. As of March 31, 2006

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

| As of March 31, 2006 | (Millions of yen) |
|---|---|
| Net unrealized gains | 1,376,785 |
| Other securities | 1,376,576 |
| Other money held in trust | 209 |
| (–) Deferred tax liabilities | 559,501 |
| Net unrealized gains on other securities (before following adjustment) | 817,283 |
| (–) Minority interests | 8,343 |
| (+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method | 10,986 |
| Net unrealized gains on other securities | 819,927 |

(Notes)

1. Net unrealized gains on other securities shown above include losses of 3,193 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

### 2. As of March 31, 2005

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

| As of March 31, 2005 | (Millions of yen) |
|---|---|
| Net unrealized gains | 695,951 |
| Other securities | 695,746 |
| Other money held in trust | 204 |
| (–) Deferred tax liabilities | 282,389 |
| Net unrealized gains on other securities (before following adjustment) | 413,561 |
| (–) Minority interests | 7,982 |
| (+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method | 5,074 |
| Net unrealized gains on other securities | 410,653 |

(Notes)

1. Net unrealized gains on other securities shown above include gains of 469 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting and gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

## Market Value Information on Derivative Transactions

Please refer to EDINET system (https://info.edinet.go.jp/EdiHtml/main.htm) after June 30, 2006 (available in Japanese).
SMFG will also disclose derivative information on our Annual Report that will be issued in August.
(http://www.smfg.co.jp/english/index.html)

## Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2006.

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2005.

SMFG

May 23, 2006

# Sumitomo Mitsui Financial Group, Inc (SMFG)

## Non-consolidated Financial Results for the Fiscal Year ended March 31, 2006

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of the Non-consolidated Financial Statements by the Board of Directors: May 23, 2006
Date of Scheduled Payment of Dividends: June 29, 2006
Date of Ordinary General Meeting of Shareholders: June 29, 2006

(Note) Amounts less than one million yen have been omitted.

1. Financial Results (for the fiscal year ended March 31, 2006)

(1) Operating Results (Millions of yen, except per share data and percentages)

| | Operating Income | | Operating Profit | | Ordinary Profit | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| Fiscal Year | | | | | | | | |
| ended March 31, 2006 | ¥ 55,482 | (78.6)% | ¥ 52,285 | (79.6)% | ¥ 48,264 | (81.0)% | ¥ 73,408 | (70.9)% |
| ended March 31, 2005 | 258,866 | 366.3 | 256,222 | 388.3 | 253,448 | 395.1 | 252,228 | 399.4 |

| | Net Income per Share | Net Income per Share (Diluted) | Return on Common Stockholders' Equity | Ordinary Profit on Total Assets | Ordinary Profit on Operating Income |
|---|---|---|---|---|---|
| Fiscal Year | | | | | |
| ended March 31, 2006 | ¥ 6,836.35 | ¥ 6,737.46 | 2.4 % | 1.2 % | 87.0 % |
| ended March 31, 2005 | 38,302.88 | 25,178.44 | 15.5 | 7.0 | 97.9 |

Notes: 1. Average number of common stock outstanding
(a) for the fiscal year ended March 31, 2006: 6,978,978 shares
(b) for the fiscal year ended March 31, 2005: 5,885,899 shares
2. There is no change in accounting methods.
3. Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Dividends (common stock) Please refer to the next page for the information of the preferred stock.

(Millions of yen, except per share data and percentages)

| | Dividends per Share (Annual) | | | Total Dividends (Annual) | Dividend Payout Ratio | Ratio of Dividends to Stockholders' Equity |
|---|---|---|---|---|---|---|
| | | Interim | Year-End | | | |
| Fiscal Year | | | | | | |
| ended March 31, 2006 | ¥ 3,000 | ¥ 0 | ¥ 3,000 | ¥ 22,253 | 46.6 % | 0.9 % |
| ended March 31, 2005 | 3,000 | 0 | 3,000 | 17,607 | 7.8 | 1.1 |

(3) Financial Position (Millions of yen, except per share data and percentages)

| | Total Assets | Stockholders' Equity | Stockholders' Equity to Total Assets | Stockholders' Equity per Share |
|---|---|---|---|---|
| March 31, 2006 | ¥ 4,166,332 | ¥ 3,935,426 | 94.5 % | ¥ 330,206.27 |
| March 31, 2005 | 3,795,110 | 3,319,615 | 87.5 | 257,487.78 |

Notes: 1. Number of common stock outstanding
(a) as of March 31, 2006: 7,417,865 shares (b) as of March 31, 2005: 5,869,288 shares
2. Number of treasury stock
(a) as of March 31, 2006: 6,307 shares (b) as of March 31, 2005: 404,503 shares

2. Earnings and Dividends Forecast (for the fiscal year ending March 31, 2007) (Millions of yen, except per share data)

| | Operating Income | Ordinary Profit | Net Income | Dividends per Share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-End | Annual |
| For the six months ending September 30, 2006 | ¥ 320,000 | ¥ 315,000 | ¥ 315,000 | ¥ 0 | – | – |
| For the fiscal year ending March 31, 2007 | 360,000 | 355,000 | 355,000 | – | ¥ 4,000 | ¥ 4,000 |

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is 43,713.47 yen.

Average number of shares outstanding during the fiscal year

| | For the Fiscal Year ended March 31, 2006 | For the Fiscal Year ended March 31, 2005 |
|---|---|---|
| Common stock | 6,978,978 | 5,885,899 |
| Preferred stock (type 1) | 35,000 | 48,333 |
| Preferred stock (type 2) | 100,000 | 100,000 |
| Preferred stock (type 3) | 695,000 | 738,750 |
| Preferred stock (1st to 12th series type 4) | 50,100 | 50,100 |
| Preferred stock (13th series type 4) | 4,748 | 112,352 |
| Preferred stock (1st series type 6) | 70,001 | 575 |

Number of shares outstanding at the fiscal year-end

| | As of March 31, 2006 | As of March 31, 2005 |
|---|---|---|
| Common stock | 7,417,865 | 5,869,288 |
| Preferred stock (type 1) | 35,000 | 35,000 |
| Preferred stock (type 2) | 100,000 | 100,000 |
| Preferred stock (type 3) | 695,000 | 695,000 |
| Preferred stock (1st to 12th series type 4) | 50,100 | 50,100 |
| Preferred stock (13th series type 4) | – | 107,087 |
| Preferred stock (1st series type 6) | 70,001 | 70,001 |

(Notes) 1. The numbers shown above do not include treasury stocks.

2. Number of shares issued changed during the fiscal year ended March 31, 2006 as follows:

| | | Number of shares issued | Issue price | Capitalized amount |
|---|---|---|---|---|
| Conversion of preferred stock (13th series type 4) to common stock | Common stock | 1,029,680.28 | – | – |
| | Preferred stock (13th series type 4) | (107,087) | – | – |
| Increase due to issuance of stock | Common stock | 80,000 | 1,130,500 yen | 565,250 yen |
| Increase due to third party share allotment | Common stock | 40,700 | 1,130,500 yen | 565,250 yen |
| Increase due to disposal of treasury stock | Common stock | 400,000 | – | – |

Dividends per share and Total Dividends (for the fiscal year ended March 31, 2006)

(Millions of yen, except per share data)

| | Dividends per Share (Annual) | | | Total Dividends (Annual) |
|---|---|---|---|---|
| | | Interim | Year-End | |
| Common stock | ¥ 3,000 | ¥ 0 | ¥ 3,000 | ¥ 22,253 |
| Preferred stock (type 1) | 10,500 | 0 | 10,500 | 367 |
| Preferred stock (type 2) | 28,500 | 0 | 28,500 | 2,850 |
| Preferred stock (type 3) | 13,700 | 0 | 13,700 | 9,521 |
| Preferred stock (1st to 12th series type 4) | 135,000 | 0 | 135,000 | 6,763 |
| Preferred stock (1st series type 6) | 88,500 | 0 | 88,500 | 6,195 |

Dividends per share and Total Dividends (for the fiscal year ended March 31, 2005)

(Millions of yen, except per share data)

| | Dividends per Share (Annual) | | | Total Dividends (Annual) |
|---|---|---|---|---|
| | | Interim | Year-End | |
| Common stock | ¥ 3,000 | ¥ 0 | ¥ 3,000 | ¥ 17,607 |
| Preferred stock (type 1) | 10,500 | 0 | 10,500 | 367 |
| Preferred stock (type 2) | 28,500 | 0 | 28,500 | 2,850 |
| Preferred stock (type 3) | 13,700 | 0 | 13,700 | 9,521 |
| Preferred stock (1st to 12th series type 4) | 135,000 | 0 | 135,000 | 6,763 |
| Preferred stock (13th series type 4) | 67,500 | 0 | 67,500 | 7,228 |
| Preferred stock (1st series type 6) | 728 | 0 | 728 | 50 |

Forecasted annual dividends per share for the fiscal year ending March 31, 2007

| | Dividends per Share (Annual) | | |
|---|---|---|---|
| | | Interim | Year-End |
| Common stock | ¥ 4,000 | ¥ 0 | ¥ 4,000 |
| Preferred stock (type 2) | 28,500 | 0 | 28,500 |
| Preferred stock (type 3) | 13,700 | 0 | 13,700 |
| Preferred stock (1st to 12th series type 4) | 135,000 | 0 | 135,000 |
| Preferred stock (1st series type 6) | 88,500 | 0 | 88,500 |

Calculation for Indices

(1) Financial Results for the Fiscal Year ended March 31, 2006

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Dividend Payout Ratio:

$$\frac{\text{Common stock dividends}}{\text{Net income} - \text{Preferred stock dividends}} \times 100$$

- Ratio of Dividends to Stockholders' Equity:

$$\frac{\text{Common stock dividends}}{\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price}} \times 100$$

(2) Forecasted Financial Results for the Fiscal Year ending March 31, 2007

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks outstanding during the year (excluding treasury stock) (*)}}$$

(*) Number of common stock is expected to increase by 249,015 due to the share exchange scheduled in September 2006. Therefore, the forecasted net income per share is calculated assuming that forecasted average number of common stocks issued is 7,563,124.

## NON-CONSOLIDATED BALANCE SHEETS

(Millions of yen)

| | March 31, 2006 | % | March 31, 2005 | % |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current assets** | | | | |
| Cash and due from banks | 561,862 | | 44,021 | |
| Prepaid expenses | 21 | | 21 | |
| Deferred tax assets | 43 | | 40 | |
| Accrued income | 17 | | 443 | |
| Current portion of long-term loans to subsidiaries and affiliates | — | | 40,000 | |
| Accrued income tax refunds | 17,371 | | 50,349 | |
| Other current assets | 55 | | 112 | |
| Total current assets | 579,372 | 13.9 | 134,989 | 3.6 |
| **Fixed assets** | | | | |
| Premises and equipment | | | | |
| Buildings | 0 | | 0 | |
| Equipment | 0 | | 1 | |
| Total premises and equipment | 1 | 0.0 | 2 | 0.0 |
| Intangible assets | | | | |
| Software | 28 | | 41 | |
| Total intangible assets | 28 | 0.0 | 41 | 0.0 |
| Investments and other assets | | | | |
| Investments in securities | 20 | | 10 | |
| Investments in subsidiaries and affiliates | 3,586,045 | | 3,656,465 | |
| Deferred tax assets | 562 | | 2,997 | |
| Total investments and other assets | 3,586,627 | 86.1 | 3,659,472 | 96.4 |
| Total fixed assets | 3,586,657 | 86.1 | 3,659,517 | 96.4 |
| **Deferred charges** | | | | |
| Organization cost | 301 | | 603 | |
| Total deferred charges | 301 | 0.0 | 603 | 0.0 |
| **Total assets** | 4,166,332 | 100.0 | 3,795,110 | 100.0 |
| **Liabilities** | | | | |
| **Current liabilities** | | | | |
| Short-term borrowings | 230,000 | | 475,000 | |
| Accounts payable | 117 | | 67 | |
| Accrued expenses | 465 | | 286 | |
| Income taxes payable | 36 | | 31 | |
| Business office taxes payable | 4 | | 5 | |
| Reserve for employees bonuses | 70 | | 66 | |
| Other current liabilities | 211 | | 36 | |
| Total current liabilities | 230,905 | 5.5 | 475,494 | 12.5 |
| **Total liabilities** | 230,905 | 5.5 | 475,494 | 12.5 |
| **Stockholders' equity** | | | | |
| **Capital stock** | 1,420,877 | 34.1 | 1,352,651 | 35.7 |
| **Capital surplus** | | | | |
| Capital reserve | 1,420,989 | | 1,352,764 | |
| Other capital surplus | 684,406 | | 499,529 | |
| Gains on decrease of capital stock and capital reserve | 499,503 | | 499,503 | |
| Gains on disposal of treasury stock | 184,902 | | 25 | |
| Total capital surplus | 2,105,396 | 50.6 | 1,852,293 | 48.8 |
| **Retained earnings** | | | | |
| Voluntary reserve | 30,420 | | 30,420 | |
| Special voluntary earned reserves | 30,420 | | 30,420 | |
| Unappropriated retained earnings | 383,126 | | 354,107 | |
| Total retained earnings | 413,546 | 9.9 | 384,527 | 10.1 |
| **Treasury stock** | (4,393) | (0.1) | (269,857) | (7.1) |
| **Total stockholders' equity** | 3,935,426 | 94.5 | 3,319,615 | 87.5 |
| **Total liabilities and stockholders' equity** | 4,166,332 | 100.0 | 3,795,110 | 100.0 |

# NON-CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

| | Year ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | | 2005 | | |
| | | | % | | | % |
| **Operating income** | | | | | | |
| Dividends on investments in subsidiaries and affiliates | 46,432 | | | 251,735 | | |
| Fees and commissions received from subsidiaries | 9,038 | | | 6,289 | | |
| Interest income on loans to subsidiaries and affiliates | 11 | 55,482 | 100.0 | 841 | 258,866 | 100.0 |
| **Operating expenses** | | | | | | |
| General and administrative expenses | 3,196 | 3,196 | 5.8 | 2,644 | 2,644 | 1.0 |
| **Operating profit** | | 52,285 | 94.2 | | 256,222 | 99.0 |
| **Non-operating income** | | | | | | |
| Interest income on deposits | 71 | | | 45 | | |
| Fees and commissions income | 27 | | | 17 | | |
| Other | 39 | 138 | 0.3 | 70 | 134 | 0.0 |
| **Non-operating expenses** | | | | | | |
| Interest on borrowings | 1,490 | | | 1,274 | | |
| Amortization of organization costs | 301 | | | 301 | | |
| Stock issuance costs | 739 | | | 788 | | |
| Fees and commissions expenses | 1,519 | | | 537 | | |
| Other non-operating expenses | 108 | 4,159 | 7.5 | 6 | 2,908 | 1.1 |
| **Ordinary profit** | | 48,264 | 87.0 | | 253,448 | 97.9 |
| **Extraordinary gains** | | | | | | |
| Gains on sale of a subsidiary's shares | 27,579 | 27,579 | 49.7 | — | — | — |
| **Income before income taxes** | | 75,844 | 136.7 | | 253,448 | 97.9 |
| Income taxes, current | 3 | | | 3 | | |
| refund | — | | | 329 | | |
| deferred | 2,431 | 2,435 | 4.4 | 1,545 | 1,219 | 0.5 |
| **Net income** | | 73,408 | 132.3 | | 252,228 | 97.4 |
| Unappropriated retained earnings carried forward | | 309,717 | | | 101,878 | |
| Unappropriated retained earnings at end of year | | 383,126 | | | 354,107 | |

## Significant Accounting Policies for Non-consolidated Financial Statements

1. Valuation of securities

Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets

(1) Premises and equipment

Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) are depreciated using the straight-line method for premises and the declining-balance method for equipment.

(2) Intangible assets

SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Deferred charges

Stock issuance costs are expensed when they are incurred. Organization cost is recognized as assets and depreciated using the straight-line method over five years pursuant to Article 35 of the Ordinance of the former Commercial Code.

4. Reserve

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this fiscal year.

5. Lease transactions

Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

6. Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

## Change in Accounting Method

Effective April 1, 2005, SMFG applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No.6, issued on October 31, 2003). This accounting change has no impact on profit and loss account.

## Additional Information

On January 31, 2006, SMFG issued 80,000 new shares of common stock at 1,130,500 yen per share (issue price) for final allocation by underwriters at 1,166,200 yen per share (offer price). Furthermore, in connection with the over-allotment of 40,700 shares of common stock offered for sale at 1,166,200 yen per share (sales price) in the public offering, SMFG issued on February 28, 2006 the same number of new shares of common stock at 1,130,500 yen per share (issue price) through third-party allocation to the underwriter who conducted the over-allotment. The purchase agreement for the offering prescribes that the total amount of issue price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, Stock issuance cost does not include the amount equivalent to the underwriting commission for the offering. Out of the issue price per share, 565,250 yen is accounted for as capital stock and 565,250 yen as capital surplus.

Also, on January 31, 2006, SMFG disposed of 400,000 shares of treasury stock at 1,130,500 yen per share (disposal price) for final allocation by underwriters at 1,166,200 yen per share (sales price). The purchase agreement for the offering prescribes that the total amount of disposal price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, Fees and commissions expenses do not include the amount equivalent to the underwriting commission for the offering. The difference between the disposal price and the book value of the treasury stock sold in the offering is accounted for as "other capital surplus."

## Notes to Non-consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 1 million yen.

3. Assets and liabilities related to transactions with subsidiaries and affiliates are as follows:
   Deposits : 561,862 million yen
   Short-term borrowings: 230,000 million yen

4. Contingent liabilities
   SMFG has guaranteed the Deposit Protection Fund within the Association of German Banks for the return of up to 48,545 million yen in customers' deposits at SMBC's Düsseldorf Branch.

5. Number of shares authorized
   Common stock: 15,000,000 shares
   Preferred stock: 1,515,000 shares
   Number of shares issued
   Common stock: 7,424,172.77 shares
   Preferred stock: 950,101 shares

6. Treasury stock
   Number of treasury stock (common stock) as of year-end is 6,307.15.

7. Under the Articles of Incorporation of SMFG, followings are the maximum amounts of annual cash dividends to preferred shareholders:
   Preferred stock (type 1): 10,500 yen per share
   Preferred stock (type 2): 28,500 yen per share
   Preferred stock (type 3): 13,700 yen per share
   Preferred stock (type 4): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 5): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 6): Amount to be resolved at meeting of the Board of Directors (Max. 300,000 yen per share)

## Notes to Non-consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. General and administrative expenses include salaries and related expenses of 1,203 million yen, rent and lease expenses of 315 million yen, advertising and publicity expenses of 215 million yen, taxes other than income taxes of 213 million yen and outsourcing expenses of 652 million yen.

3. Non-operating income includes interest received from a subsidiary of 26 million yen.

4. Non-operating expenses include interest on borrowings from a subsidiary of 1,490 million yen.

## Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

## Tax Effect Accounting

1. Major components of deferred tax assets as of March 31, 2006 were as follows:

| | (Millions of yen) |
|---|---|
| Deferred tax assets | |
| Stock of subsidiaries | 1,202,944 |
| Net operating loss carryforwards | 562 |
| Other | 43 |
| Subtotal | 1,203,550 |
| Valuation allowance | (1,202,944) |
| Deferred tax assets | 605 |
| Net deferred tax assets | 605 |

2. A reconciliation of the effective income tax rate reflected in the accompanying statement of income to the statutory tax rate for the year ended March 31, 2006 was as follows:

| | |
|---|---|
| Statutory tax rate | 40.69% |
| [Adjustments] | |
| Dividends exempted for income tax purposes | (45.78%) |
| Valuation allowance | 8.30% |
| Other | 0.01% |
| Effective income tax rate | 3.21% |

## Per Share Data

Stockholders' equity per share was 330,206.27 yen.
Net income per share was 6,836.35 yen.
Net income per share (diluted) was 6,737.46 yen.

(Note)
"Net income per share" and "Net income per share (diluted)" were calculated based on the following data.

| | | |
|---|---|---|
| Net income per share | | |
| Net income | 73,408 | million yen |
| Amount not attributed to common stockholders | 25,697 | million yen |
| [preferred stock dividends] | [25,697] | million yen |
| Net income attributed to common stock | 47,710 | million yen |
| Average number of common stock during the year | 6,978,978 | shares |
| Net income per share (diluted) | | |
| Adjustment for net income | 367 | million yen |
| [preferred stock dividends] | [367] | million yen |
| Increase in number of common stock | 156,973 | shares |
| [preferred stock] | [156,522] | shares |
| [stock acquisition rights] | [450] | shares |

Following potentially dilutive securities are not included in calculation of "Net income per share (diluted)" because they do not have dilutive effect:
Preferred stock
type 2: 100,000 shares outstanding
type 3: 695,000 shares outstanding
1st-12th series type 4: 50,100 shares outstanding

## Subsequent Events

1. On April 28, 2006, SMFG resolved to make SMBC Friend Securities Co., Ltd. ("Friend Securities") into a wholly-owned subsidiary of SMFG through a share exchange, subject to regulatory approval, in order to establish a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them, and signed a share exchange agreement whose effective date is September 1, 2006 with Friend Securities.

2. SMFG resolved to repurchase shares of Type 1 preferred stock and Type 2 preferred stock owned by the Resolution and Collection Corporation and retire such shares at the meeting of the Board of Directors held on May 12, 2006, and carried it out on May 17, 2006 as described below. The repurchase of the preferred shares was executed within SMFG's own stock repurchase limit pursuant to Article 210 of the former Commercial Code. The amount of retired shares was deducted from Other capital surplus.
   Details of repurchase and retirement
   1. Type 1 preferred stock
      (1) Number of shares to be repurchased: 35,000 shares
      (2) Total amount of repurchase: 141,960,000,000 yen

   2. Type 2 preferred stock
      (1) Number of shares to be repurchased: 33,000 shares
      (2) Total amount of repurchase: 133,956,900,000 yen

# NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS AND OTHER CAPITAL SURPLUS (PROPOSAL)

(Yen)

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | | **2006** | | 2005 |
| **Appropriation of unappropriated retained earnings** | | | | |
| Unappropriated retained earnings at end of year | | 383,126,165,077 | | 354,107,554,945 |
| Retained earnings to be appropriated | | 47,951,185,360 | | 44,389,698,788 |
| Dividends on preferred stock (type 1) | (10,500 yen per share) | 367,500,000 | (10,500 yen per share) | 367,500,000 |
| Dividends on preferred stock (type 2) | (28,500 yen per share) | 2,850,000,000 | (28,500 yen per share) | 2,850,000,000 |
| Dividends on preferred stock (type 3) | (13,700 yen per share) | 9,521,500,000 | (13,700 yen per share) | 9,521,500,000 |
| Dividends on preferred stock (1st series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (2nd series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (3rd series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (4th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (5th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (6th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (7th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (8th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (9th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (10th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (11th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (12th series type 4) | (135,000 yen per share) | 563,625,000 | (135,000 yen per share) | 563,625,000 |
| Dividends on preferred stock (13th series type 4) | | – | (67,500 yen per share) | 7,228,372,500 |
| Dividends on preferred stock (1st series type 6) | (88,500 yen per share) | 6,195,088,500 | (728 yen per share) | 50,960,728 |
| Dividends on common stock | (3,000 yen per share) | 22,253,596,860 | (3,000 yen per share) | 17,607,865,560 |
| Retained earnings carried forward to next year | | 335,174,979,717 | | 309,717,856,157 |
| **Appropriation of other capital surplus** | | | | |
| Other capital surplus at end of year | | 684,406,555,469 | | 499,529,726,103 |
| Other capital surplus to be appropriated | | 0 | | 0 |
| Other capital surplus carried forward to next year | | 684,406,555,469 | | 499,529,726,103 |

# Financial Results

## Fiscal Year 2005

## -Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

# <Table of Contents>

Page

## Financial Highlights for FY2005



(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")
2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

# Financial Highlights for FY2005

## 1. Income Analysis

<SMBC Non-consolidated> (Millions of yen)

| | | FY2005 | Change | FY2004 |
|---|---|---|---|---|
| Gross banking profit | 1 | 1,552,033 | 29,172 | 1,522,861 |
| *Excluding gains (losses) on bonds* | 2 | *1,562,354* | *17,902* | *1,544,452* |
| Gross domestic profit | 3 | 1,266,488 | 83,677 | 1,182,811 |
| *Excluding gains (losses) on bonds* | 4 | *1,277,794* | *88,882* | *1,188,912* |
| Net interest income | 5 | 943,870 | 29,298 | 914,572 |
| Trust fees | 6 | 8,625 | 6,018 | 2,607 |
| Net fees and commissions | 7 | 299,415 | 52,617 | 246,798 |
| Net trading income | 8 | (234) | (2,021) | 1,787 |
| Net other operating income | 9 | 14,811 | (2,234) | 17,045 |
| *Gains (losses) on bonds* | 10 | *(11,305)* | *(5,205)* | *(6,100)* |
| Gross international profit | 11 | 285,545 | (54,504) | 340,049 |
| *Excluding gains (losses) on bonds* | 12 | *284,559* | *(70,981)* | *355,540* |
| Net interest income | 13 | 10,674 | (47,259) | 57,933 |
| Net fees and commissions | 14 | 67,261 | 15,982 | 51,279 |
| Net trading income | 15 | 12,172 | (117,620) | 129,792 |
| Net other operating income | 16 | 195,436 | 94,393 | 101,043 |
| *Gains (losses) on bonds* | 17 | *985* | *16,475* | *(15,490)* |
| Expenses (excluding non-recurring losses) | 18 | (586,459) | (4,094) | (582,365) |
| Personnel expenses | 19 | (192,359) | 11,787 | (204,146) |
| Non-personnel expenses | 20 | (360,720) | (19,186) | (341,534) |
| Taxes | 21 | (33,379) | 3,305 | (36,684) |
| Banking profit (before provision for general reserve for possible loan losses) | 22 | 965,573 | 25,078 | 940,495 |
| *Excluding gains (losses) on bonds* | 23 | *975,894* | *13,808* | *962,086* |
| Provision for general reserve for possible loan losses | 24 | (154,980) | (506,457) | 351,477 |
| Banking profit | 25 | 810,593 | (481,379) | 1,291,972 |
| Gains (losses) on bonds | 26 | (10,320) | 11,270 | (21,590) |
| Non-recurring gains (losses) | 27 | (89,659) | 1,273,994 | (1,363,653) |
| Credit related costs | 28 | (106,560) | 1,199,760 | (1,306,320) |
| Write-off of loans | 29 | (12,650) | 685,291 | (697,941) |
| Provision for specific reserve for possible loan losses | 30 | (15,825) | 458,330 | (474,155) |
| Losses on sales of delinquent loans | 31 | (79,659) | 58,393 | (138,052) |
| Provision for loan loss reserve for specific overseas countries | 32 | 1,575 | (2,253) | 3,828 |
| Gains (losses) on stocks | 33 | 25,460 | 144,187 | (118,727) |
| Gains on sale of stocks | 34 | 70,085 | (42,974) | 113,059 |
| Losses on sale of stocks | 35 | (13,367) | (9,161) | (4,206) |
| Losses on devaluation of stocks | 36 | (31,257) | 196,323 | (227,580) |
| Other non-recurring gains (losses) | 37 | (8,559) | (69,953) | 61,394 |
| Ordinary profit (loss) | 38 | 720,933 | 792,613 | (71,680) |
| Extraordinary gains (losses) | 39 | 25,739 | 54,137 | (28,398) |
| Gains (losses) on disposal of premises and equipment | 40 | 1,457 | 13,952 | (12,495) |
| Gains on disposal of premises and equipment | 41 | 4,157 | 2,776 | 1,381 |
| Losses on disposal of premises and equipment | 42 | (2,699) | 11,178 | (13,877) |
| Losses on impairment of fixed assets | 43 | (6,300) | (6,300) | |
| Gains on collection of written-off claims | 44 | 30,605 | 30,424 | 181 |
| Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits | 45 | - | 16,001 | (16,001) |
| Income (loss) before income taxes | 46 | 746,672 | 846,751 | (100,079) |
| Income taxes, current | 47 | (13,512) | (7,133) | (6,379) |
| Income taxes, refund | 48 | - | (8,184) | 8,184 |
| Income taxes, deferred | 49 | (213,639) | (175,060) | (38,579) |
| Net income (loss) | 50 | 519,520 | 656,374 | (136,854) |

| | | | | |
|---|---|---|---|---|
| Total credit cost (24+28+44) | 51 | (230,935) | 723,908 | (954,843) |

(Note) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Gains on collection of written-off claims are included in Total credit cost in FY2005.

<Consolidated> (Millions of yen)

| | | FY2005 | Change | FY2004 |
|---|---|---|---|---|
| Consolidated gross profit | 1 | 2,090,149 | 65,159 | 2,024,990 |
| Net interest income | 2 | 1,161,607 | (9,735) | 1,171,342 |
| Trust fees | 3 | 8,631 | 6,022 | 2,609 |
| Net fees and commissions | 4 | 619,591 | 103,482 | 516,109 |
| Net trading income | 5 | 32,807 | (111,580) | 144,387 |
| Net other operating income | 6 | 267,511 | 76,971 | 190,540 |
| General and administrative expenses | 7 | (853,796) | (1,081) | (852,715) |
| Credit related costs | 8 | (333,571) | 863,226 | (1,196,797) |
| Write-off of loans | 9 | (69,355) | 690,044 | (759,399) |
| Provision for specific reserve for possible loan losses | 10 | (45,047) | 448,900 | (493,947) |
| Provision for general reserve for possible loan losses | 11 | (120,078) | (321,294) | 201,216 |
| Other credit cost | 12 | (99,091) | 45,575 | (144,666) |
| Gains (losses) on stocks | 13 | 47,119 | 149,037 | (101,918) |
| Equity in earnings of affiliates | 14 | 31,887 | 4,745 | 27,142 |
| Other income (expenses) | 15 | (18,233) | (87,238) | 69,005 |
| Ordinary profit (loss) | 16 | 963,554 | 993,847 | (30,293) |
| Extraordinary gains (losses) | 17 | 79,807 | 158,049 | (78,242) |
| Losses on impairment of fixed assets | 18 | (12,303) | (12,303) | |
| Gains on collection of written-off claims | 19 | 31,584 | 30,552 | 1,032 |
| Income (loss) before income taxes and minority interests | 20 | 1,043,362 | 1,151,897 | (108,535) |
| Income taxes, current | 21 | (69,818) | (39,180) | (30,638) |
| Income taxes, refund | 22 | - | (8,869) | 8,869 |
| Income taxes, deferred | 23 | (226,901) | (173,989) | (52,912) |
| Minority interests in net income (loss) | 24 | (59,800) | (8,817) | (50,983) |
| Net income (loss) | 25 | 686,841 | 921,042 | (234,201) |

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses) ) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

| | | | | |
|---|---|---|---|---|
| Total credit cost (8+19) | 26 | (301,987) | 894,810 | (1,196,797) |

(Note) Gains on collection of written-off claims are included in Total credit cost in FY2005.

(Reference) (Billions of yen)

| | | | | |
|---|---|---|---|---|
| Consolidated net business profit | 27 | 1,225.4 | 211.0 | 1,014.4 |

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

| | | **Mar. 31, 2006** | Change | Mar. 31, 2005 |
|---|---|---|---|---|
| Consolidated subsidiaries | 28 | 162 | (5) | 167 |
| Affiliated companies accounted for by equity method | 29 | 63 | 10 | 53 |

## 2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| (1)Banking profit (before provision for general reserve for possible loan losses) | 965,573 | 25,078 | 940,495 |
| Per employee (thousands of yen) | 57,739 | 3,985 | 53,754 |
| (2)Banking profit | 810,593 | (481,379) | 1,291,972 |
| Per employee (thousands of yen) | 48,471 | (25,372) | 73,843 |
| (3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds) | 975,894 | 13,808 | 962,086 |
| Per employee (thousands of yen) | 58,356 | 3,368 | 54,988 |
| Overhead ratio | 37.8 | (0.4) | 38.2 |

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staffs, and exclude temporary staffs, employees temporarily transferred from other companies, and transferred staffs to other companies.

2. Banking profit per employee is calculated on the basis of the average number of employees during the period.

3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

## 3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Yield on interest earning assets (A) | 1.51 | 0.06 | 1.45 |
| Interest earned on loans and bills discounted (C) | 1.71 | (0.07) | 1.78 |
| Interest earned on securities | 1.03 | 0.35 | 0.68 |
| Total cost of funding (including expenses) (B) | 0.82 | (0.02) | 0.84 |
| Cost of interest bearing liabilities | 0.07 | (0.02) | 0.09 |
| Interest paid on deposits, etc. (D) | 0.02 | 0.00 | 0.02 |
| Interest paid on other liabilities | 0.22 | (0.05) | 0.27 |
| Expense ratio | 0.75 | 0.00 | 0.75 |
| Overall interest spread (A) - (B) | 0.69 | 0.08 | 0.61 |
| Interest spread (C) - (D) | 1.69 | (0.07) | 1.76 |

## 4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Gains (losses) on bonds | (10,320) | 11,270 | (21,590) |
| Gains on sales | 43,102 | (37,692) | 80,794 |
| Losses on sales | (53,317) | 49,026 | (102,343) |
| Gains on redemption | 90 | (173) | 263 |
| Losses on redemption | (195) | (134) | (61) |
| Losses on devaluation | - | 243 | (243) |
| Gains (losses) on stocks | 25,460 | 144,187 | (118,727) |
| Gains on sales | 70,085 | (42,974) | 113,059 |
| Losses on sales | (13,367) | (9,161) | (4,206) |
| Losses on devaluation | (31,257) | 196,323 | (227,580) |

## 5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

| | | |
|---|---|---|
| Trading purpose | | Fair value method (net valuation gains (losses) are recognized in income statement) |
| Held-to-maturity purpose | | Amortized cost method |
| Other securities | With market value | Fair value method (net valuation gains (losses)* are directly included in Stockholders' equity) |
| | Without market value | Cost method or amortized cost method |
| Investments in subsidiaries and affiliates | | Cost method |

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly included in Stockholders' equity.

(Reference) Securities in money held in trust

| | | |
|---|---|---|
| Investment purpose | | Fair value method (net valuation gains (losses) are recognized in income statement) |
| Other money held in trust | With market value | Fair value method (net valuation gains (losses) are directly included in Stockholders' equity) |
| | Without market value | Cost method or amortized cost method |

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

| | Mar. 31, 2006 | | | | Mar. 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| | Net unrealized gains (losses) | | | | Net unrealized gains (losses) | | |
| | (a) | (a) - (b) | Gains | Losses | (b) | Gains | Losses |
| Held-to-maturity purpose | (30,782) | (28,938) | 577 | (31,359) | (1,844) | 2,089 | (3,933) |
| Stocks of subsidiaries and affiliates | 267,575 | 207,232 | 270,285 | (2,710) | 60,343 | 60,690 | (347) |
| Other securities | 1,316,206 | 664,821 | 1,695,589 | (379,383) | 651,385 | 750,143 | (98,757) |
| Stocks | 1,632,404 | 965,078 | 1,649,881 | (17,476) | 667,326 | 708,643 | (41,317) |
| Bonds | (282,254) | (289,954) | 727 | (282,981) | 7,700 | 27,343 | (19,642) |
| Others | (33,943) | (10,302) | 44,980 | (78,924) | (23,641) | 14,155 | (37,797) |
| Other money held in trust | 209 | 5 | 209 | - | 204 | 300 | (95) |
| Total | 1,553,208 | 843,120 | 1,966,661 | (413,453) | 710,088 | 813,222 | (103,133) |
| Stocks | 1,899,979 | 1,172,310 | 1,920,166 | (20,186) | 727,669 | 769,333 | (41,664) |
| Bonds | (313,307) | (318,667) | 1,033 | (314,341) | 5,360 | 28,925 | (23,565) |
| Others | (33,463) | (10,522) | 45,460 | (78,924) | (22,941) | 14,963 | (37,904) |

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on commodity investment trusts in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.
Unrealized gains on other securities for Mar. 31, 2005 include gains of JPY 469 million recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 551 million is excluded from the amount to be directly included in stockholders' equity.

<Consolidated> (Millions of yen)

| | Mar. 31, 2006 | | | | Mar. 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| | Net unrealized gains (losses) | | | | Net unrealized gains (losses) | | |
| | (a) | (a) - (b) | Gains | Losses | (b) | Gains | Losses |
| Held-to-maturity purpose | (30,781) | (28,963) | 580 | (31,361) | (1,818) | 2,114 | (3,933) |
| Other securities | 1,373,337 | 676,998 | 1,771,170 | (397,833) | 696,339 | 801,356 | (105,017) |
| Stocks | 1,702,690 | 997,637 | 1,722,129 | (19,438) | 705,053 | 750,480 | (45,426) |
| Bonds | (297,233) | (312,194) | 988 | (298,222) | 14,961 | 34,971 | (20,010) |
| Others | (32,120) | (8,445) | 48,052 | (80,172) | (23,675) | 15,903 | (39,579) |
| Other money held in trust | 209 | 5 | 209 | - | 204 | 300 | (95) |
| Total | 1,342,765 | 648,041 | 1,771,960 | (429,195) | 694,724 | 803,771 | (109,046) |
| Stocks | 1,702,690 | 997,637 | 1,722,129 | (19,438) | 705,053 | 750,480 | (45,426) |
| Bonds | (328,288) | (340,909) | 1,294 | (329,583) | 12,621 | 36,554 | (23,932) |
| Others | (31,636) | (8,686) | 48,535 | (80,172) | (22,950) | 16,735 | (39,686) |

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on commodity investment trusts in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.
Unrealized gains on other securities for Mar. 31, 2005 include gains of JPY 469 million recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 551 million is excluded from the amount to be directly included in stockholders' equity.

## 6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>

(Billions of yen)

| | Mar. 31, 2006 | | | | Mar. 31, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets (a) | Liabilities (b) | Net assets (a) - (b) | Net deferred gains (losses) | Assets (c) | Liabilities (d) | Net assets (c) - (d) | Net deferred gains (losses) |
| Interest rate swaps | 46.5 | 101.0 | (54.5) | (170.4) | 57.7 | 52.9 | 4.8 | (74.2) |
| Currency swaps | 3.3 | 5.6 | (2.3) | 0.8 | 1.1 | 9.7 | (8.6) | 2.8 |
| Others | 6.4 | 3.3 | 3.1 | 2.4 | 7.5 | 5.7 | 1.8 | 12.1 |
| Total | 56.2 | 109.9 | (53.7) | (167.2) | 66.3 | 68.3 | (2.0) | (59.3) |

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applied individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

| | Mar. 31, 2006 | | | | Mar. 31, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year or less | More than 1 year to 5 years | More than 5 years | Total | 1 year or less | More than 1 year to 5 years | More than 5 years | Total |
| Receivable fixed rate /payable floating rate | 5,587.5 | 16,061.5 | 5,045.3 | 26,694.3 | 7,304.7 | 16,947.2 | 3,170.8 | 27,422.7 |
| Receivable floating rate /payable fixed rate | 903.4 | 5,564.3 | 5,635.5 | 12,103.2 | 949.8 | 5,995.4 | 3,270.3 | 10,215.5 |
| Receivable floating rate /payable floating rate | 253.8 | 230.7 | 20.8 | 505.3 | 155.0 | 452.0 | 50.8 | 657.8 |
| Total contract amount | 6,744.7 | 21,856.5 | 10,701.6 | 39,302.8 | 8,409.5 | 23,394.6 | 6,491.9 | 38,296.0 |

## 7. Employee Retirement Benefits

### (1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

| | | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|---|
| Projected benefit obligation | (A) | 842,444 | 13,884 | 828,560 |
| *<Discount rate>* | | *<2.5%>* | < - > | *<2.5%>* |
| Fair value of plan assets | (B) | 1,207,292 | 321,882 | 885,410 |
| Reserve for employee retirement benefits | (C) | - | - | - |
| Prepaid pension cost | (D) | 176,976 | 19,513 | 157,463 |
| Unrecognized prior service cost (deductible from the obligation) | (E) | (58,999) | 9,240 | (68,239) |
| Unrecognized actuarial net gain (loss) | (A-B-C+D-E) | (128,871) | (297,724) | 168,853 |

(Reference) <Consolidated> (Millions of yen)

| | | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|---|
| Projected benefit obligation | (A) | 909,802 | 18,491 | 891,311 |
| Fair value of plan assets | (B) | 1,236,535 | 328,082 | 908,453 |
| Reserve for employee retirement benefits | (C) | 36,786 | 1,994 | 34,792 |
| Prepaid pension cost | (D) | 176,976 | 19,052 | 157,924 |
| Unrecognized prior service cost (deductible from the obligation) | (E) | (59,727) | 9,436 | (69,163) |
| Unrecognized actuarial net gain (loss) | (A-B-C+D-E) | (126,816) | (301,969) | 175,153 |

### (2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Cost for employee retirement benefits | 28,952 | (24,726) | 53,678 |
| Service cost | 16,277 | (1,344) | 17,621 |
| Interest cost on projected benefit obligation | 20,714 | 19 | 20,695 |
| Expected returns on plan assets | (24,080) | (3,432) | (20,648) |
| Amortization of net obligation from change of accounting standard (amortized using the straight-line method over 5 years) | - | (16,001) | 16,001 |
| Amortization of unrecognized prior service cost | (9,239) | - | (9,239) |
| Amortization of unrecognized actuarial net gain (loss) | 24,190 | (1,103) | 25,293 |
| Others | 1,091 | (2,864) | 3,955 |

(Reference) <Consolidated> (Millions of yen)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Pension expenses | 35,419 | (31,369) | 66,788 |

## 8. Capital Ratio <Consolidated>

(Billions of yen, %)

| | Mar. 31, 2006 [Preliminary] | Change | Mar. 31, 2005 |
|---|---|---|---|
| (1) Capital ratio | 12.39 | 2.45 | 9.94 |
| (2) Tier I | 4,645.9 | 1,383.6 | 3,262.3 |
| Net unrealized losses on other securities | - | - | - |
| (3) Tier II | 4,067.7 | 805.4 | 3,262.3 |
| (a) Unrealized gains on securities | 627.8 | 310.7 | 317.1 |
| (b) Land revaluation excess | 39.9 | (27.2) | 67.1 |
| (c) General reserve for possible loan losses | 742.6 | 109.1 | 633.5 |
| (d) Subordinated debt | 2,657.4 | 412.8 | 2,244.6 |
| (4) Subtraction items | 619.3 | 114.9 | 504.4 |
| (5) Total capital (2) + (3) - (4) | 8,094.4 | 2,074.3 | 6,020.1 |
| (6) Risk-adjusted assets | 65,322.3 | 4,769.7 | 60,552.6 |

(Note) Risk-adjusted assets as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported greater than they really were, since since part of transaction data concerning market risk was recorded twice at a consolidated subsidiary, SMBC.
Accordingly, capital ratios as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported smaller than they really were.
However, the impact on the level of risk-adjusted assets and capital ratio for each date were small.
For further information, please refer to page 23.

## 9. ROE

<SMBC Non-consolidated>

(%)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| ROE (numerator: Banking profit*) | 50.3 | (11.3) | 61.6 |
| ROE (numerator: Banking profit) | 42.0 | (42.9) | 84.9 |
| ROE (numerator: Net income) | 26.6 | 36.5 | (9.9) |

*Banking profit before provision for general reserve for possible loan losses

<Consolidated>

(%)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| ROE (numerator: Net income) | 33.2 | 56.2 | (23.0) |

(Note)

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks)}}{\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price)}\} / 2} \text{ X 100}$$

(%)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Fully-diluted ROE (numerator: Net income) | 19.0 | 27.0 | (8.0) |

(Note)

$$\text{Fully-diluted ROE} = \frac{\text{(Net income)}}{\{\text{(Stockholders' equity at the beginning of the term) + (Stockholders' equity at the end of the term)}\} / 2} \text{ X 100}$$

## 10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2006>

(Billions of yen)

| Category of Borrowers under Self-Assessment | Problem Assets based on the Financial Reconstruction Law | Classification under Self-Assessment: Classification I | Classification II | Classification III | Classification IV | Reserve for possible loan losses | Reserve Ratio |
|---|---|---|---|---|---|---|---|
| Bankrupt Borrowers<br>Effectively Bankrupt Borrowers | Bankrupt and Quasi-Bankrupt Assets<br>164.5 (i)<br>(Change from Mar. 31, 2005: -283.8) | Portion of claims secured by collateral or guarantees, etc.<br>148.5 (a) | | Fully reserved<br>16.0 | Direct Write-offs (*1) | Specific Reserve<br>20.2<br>(*2) | 100%<br>(*3) |
| Potentially Bankrupt Borrowers | Doubtful Assets<br>473.4 (ii)<br>(Change from Mar. 31, 2005: -451.0) | Portion of claims secured by collateral or guarantees, etc.<br>266.7 (b) | | Necessary amount reserved<br>206.7 | | Specific Reserve<br>221.3<br>(*2) | 100%<br>(*3) |
| Borrowers Requiring Caution | Substandard Loans<br>322.2 (iii)<br>(Change from Mar. 31, 2005: -129.7)<br>(Claims to Substandard Borrowers) | Portion of Substandard Loans secured by collateral or guarantees, etc.<br>102.1 (c) | | | | General Reserve for Substandard Loans<br>114.6 | 52.6%<br>(*3)<br>24.9% (*3) |
| Borrowers Requiring Caution | Normal Assets<br>55,984.9 | Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers | | | | General Reserve<br>572.5 | 7.3%<br>[16.4%]<br>(*4) |
| Normal Borrowers | | Claims to Normal Borrowers | | | | | 0.4%<br>(*4) |

Total 56,945.0 (iv)

Loan Loss Reserve for Specific Overseas Countries 2.4

| A=(i)+(ii)+(iii) | B: Portion secured by collateral or guarantees, etc.<br>(a)+(b)+(c) | C: Unsecured portion ( A - B ) | D: Specific Reserve + General Reserve for Substandard Loans (*2) | Reserve Ratio (*5) D/C |
|---|---|---|---|---|
| 960.1 (v)<br>(Change from Mar. 31, 2005: -864.5)<br><Problem asset ratio ((v)/(iv)) 1.7%> | 517.3 | 442.8 | 356.1 | 80.4% |

Coverage Ratio = (B+D)/A 91.0%

(*1) Includes amount of direct reduction totaling JPY 603.6 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards.
(Bankrupt/Effectively Bankrupt Borrowers: JPY 4.2 billion, Potentially Bankrupt Borrowers: JPY 9.6 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

## 11. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

| | | Mar. 31, 2006 | | Mar. 31, 2005 |
|---|---|---|---|---|
| | | | Change | |
| Risk-monitored loans | Bankrupt loans | 40,914 | (5,017) | 45,931 |
| | Non-accrual loans | 551,083 | (686,939) | 1,238,022 |
| | Past due loans (3 months or more) | 23,446 | (3,456) | 26,902 |
| | Restructured loans | 298,728 | (126,278) | 425,006 |
| | Total | 914,173 | (821,690) | 1,735,863 |
| | Amount of direct reduction | 587,616 | (916,985) | 1,504,601 |
| Total loans (term-end balance) | | 51,857,559 | 1,789,973 | 50,067,586 |

(%)

| | | | | |
|---|---|---|---|---|
| Ratio to total loans | Bankrupt loans | 0.1 | 0.0 | 0.1 |
| | Non-accrual loans | 1.1 | (1.4) | 2.5 |
| | Past due loans (3 months or more) | 0.0 | (0.1) | 0.1 |
| | Restructured loans | 0.6 | (0.2) | 0.8 |
| | Total | 1.8 | (1.7) | 3.5 |

<Consolidated>

(Millions of yen)

| | | Mar. 31, 2006 | | Mar. 31, 2005 |
|---|---|---|---|---|
| | | | Change | (b) |
| Risk-monitored loans | Bankrupt loans | 59,332 | (9,005) | 68,337 |
| | Non-accrual loans | 714,366 | (684,598) | 1,398,964 |
| | Past due loans (3 months or more) | 24,571 | (4,870) | 29,441 |
| | Restructured loans | 444,889 | (285,812) | 730,701 |
| | Total | 1,243,160 | (984,285) | 2,227,445 |
| | Amount of direct reduction | 754,119 | (969,679) | 1,723,798 |
| Total loans (term-end balance) | | 57,267,203 | 2,467,398 | 54,799,805 |

(%)

| | | | | |
|---|---|---|---|---|
| Ratio to total loans | Bankrupt loans | 0.1 | 0.0 | 0.1 |
| | Non-accrual loans | 1.2 | (1.4) | 2.6 |
| | Past due loans (3 months or more) | 0.0 | (0.1) | 0.1 |
| | Restructured loans | 0.8 | (0.5) | 1.3 |
| | Total | 2.2 | (1.9) | 4.1 |

## 12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Reserve for possible loan losses | 816,437 | (172,684) | 989,121 |
| General reserve | 572,536 | 154,981 | 417,555 |
| Specific reserve | 241,546 | (326,090) | 567,636 |
| Loan loss reserve for specific overseas countries | 2,354 | (1,576) | 3,930 |
| Amount of direct reduction | 603,622 | (928,224) | 1,531,846 |

<Consolidated> (Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Reserve for possible loan losses | 1,035,468 | (238,092) | 1,273,560 |
| General reserve | 742,614 | 109,099 | 633,515 |
| Specific reserve | 290,499 | (345,615) | 636,114 |
| Loan loss reserve for specific overseas countries | 2,354 | (1,576) | 3,930 |
| Amount of direct reduction | 799,144 | (983,100) | 1,782,244 |

## 13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Before direct reduction | 94.6 | 16.8 | 77.8 |
| After direct reduction | 89.3 | 32.3 | 57.0 |

<Consolidated> (%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Before direct reduction | 91.9 | 14.6 | 77.3 |
| After direct reduction | 83.3 | 26.1 | 57.2 |

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

## 14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Bankrupt and quasi-bankrupt assets | 164,510 | (283,751) | 448,261 |
| Doubtful assets | 473,409 | (451,042) | 924,451 |
| Substandard loans | 322,175 | (129,734) | 451,909 |
| Total (A) | 960,095 | (864,527) | 1,824,622 |
| Normal assets | 55,984,937 | 2,532,390 | 53,452,547 |
| Total (B) | 56,945,032 | 1,667,863 | 55,277,169 |
| Problem asset ratio (A/B) | 1.7 | (1.6) | 3.3 |
| Amount of direct reduction | 603,622 | (928,224) | 1,531,846 |

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Total coverage (C) | 873,464 | (778,478) | 1,651,942 |
| Reserve for possible loan losses* (D) | 356,137 | (336,045) | 692,182 |
| Amount recoverable due to guarantees, collateral and others (E) | 517,327 | (442,433) | 959,760 |

* Sum of general reserve for Substandard loans and specific reserve.

(%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Coverage ratio (C) / (A) | 91.0 | 0.5 | 90.5 |
| Coverage ratio calculated with total reserve for possible loan losses included in the numerator | 138.9 | 32.1 | 106.8 |

(%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Reserve ratio to unsecured assets (D) / (A - E) | 80.4 | 0.4 | 80.0 |
| Reserve ratio calculated with total reserve for possible loan losses included in the numerator | 184.4 | 70.0 | 114.4 |

<Consolidated>

(Millions of yen, %)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Bankrupt and quasi-bankrupt assets | 250,101 | (230,867) | 480,968 |
| Doubtful assets | 564,949 | (509,291) | 1,074,240 |
| Substandard loans | 477,405 | (290,392) | 767,797 |
| Total (A) | 1,292,457 | (1,030,549) | 2,323,006 |
| Normal assets | 60,731,094 | 3,636,319 | 57,094,775 |
| Total (B) | 62,023,551 | 2,605,770 | 59,417,781 |
| Problem asset ratio (A/B) | 2.1 | (1.8) | 3.9 |

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Total coverage (C) | 1,132,921 | (910,121) | 2,043,042 |
| Reserve for possible loan losses (D) | 398,879 | (362,319) | 761,198 |
| Amount recoverable due to guarantees, collateral and others (E) | 734,042 | (547,802) | 1,281,844 |

(%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Coverage ratio (C) / (A) | 87.7 | (0.2) | 87.9 |
| Coverage ratio calculated with total reserve for possible loan losses included in the numerator | 136.9 | 26.9 | 110.0 |

(%)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Reserve ratio to unsecured assets (D) / (A - E) | 71.4 | (1.7) | 73.1 |
| Reserve ratio calculated with total reserve for possible loan losses included in the numerator | 185.4 | 63.1 | 122.3 |

## 15. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

### <Progress in the six months ended Sep. 30, 2005>

(Billions of yen)

| | Mar. 31, 2005 | Change in the six months ended Sep. 30, 2005 | Problem assets newly classified during the six months ended Sep. 30, 2005 | Amount of off-balancing | Sep. 30, 2005 |
|---|---|---|---|---|---|
| Bankrupt and quasi-bankrupt assets | 448.3 | (146.6) | 38.7 | (185.3) | 301.7 |
| Doubtful assets | 924.4 | (200.6) | 276.4 | (477.0) | 723.8 |
| Total | 1,372.7 | (347.2) | *1 315.1 | (662.3) | 1,025.5 |
| Result of measures connected to off-balancing*2 | 202.1 | | | | 197.1 |

| Breakdown of off-balancing by factor*3 | |
|---|---|
| Disposition by borrowers' liquidation | (18.6) |
| Reconstructive disposition --- (a) | (237.1) |
| Improvement in debtors' performance due to (a) | (25.6) |
| Loan sales to market | (248.3) |
| Direct write-offs | 105.3 |
| Others | (238.0) |
| Collection/repayment, etc. | (207.6) |
| Improvement in debtors' performance | (30.4) |
| Total | (662.3) |

### <Progress in the six months ended Mar. 31, 2006>

(Billions of yen)

| | Sep. 30, 2005 | Change in the six months ended Mar. 31, 2006 | Problem assets newly classified during the six months ended Mar. 31, 2006 | Amount of off-balancing | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Bankrupt and quasi-bankrupt assets | 301.7 | (137.2) | 31.8 | (169.0) | 164.5 |
| Doubtful assets | 723.8 | (250.4) | 205.4 | (455.8) | 473.4 |
| Total | 1,025.5 | (387.6) | 237.2 | *1 (624.8) | 637.9 |
| Result of measures connected to off-balancing*2 | 197.1 | | | | 112.9 |

| Breakdown of off-balancing by factor*3 | |
|---|---|
| Disposition by borrowers' liquidation | (56.4) |
| Reconstructive disposition --- (a) | (278.7) |
| Improvement in debtors' performance due to (a) | (2.5) |
| Loan sales to market | (482.8) |
| Direct write-offs | 532.5 |
| Others | (336.9) |
| Collection/repayment, etc. | (210.6) |
| Improvement in debtors' performance | (126.3) |
| Total | (624.8) |

(*1) The amount of Problem assets newly classified during the six months ended Sep. 30, 2005 and off-balanced in the six months ended Mar. 31, 2006 was JPY 231.4 billion. The amount is respectively recorded in each period.

(*2) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(*3) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

## 16. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Domestic offices (excluding offshore banking account) | 47,461,252 | 787,605 | 46,673,647 |
| Manufacturing | 5,172,704 | (149,011) | 5,321,715 |
| Agriculture, forestry, fisheries, and mining | 133,756 | 8,182 | 125,574 |
| Construction | 1,283,199 | (335,173) | 1,618,372 |
| Transportation, communications and public enterprises | 2,658,362 | (79,024) | 2,737,386 |
| Wholesale and retail | 5,170,601 | (140,280) | 5,310,881 |
| Finance and insurance | 5,072,348 | (86,406) | 5,158,754 |
| Real estate | 6,316,865 | 333,905 | 5,982,960 |
| Various services | 5,731,622 | 25,721 | 5,705,901 |
| Municipalities | 657,755 | 74,240 | 583,515 |
| Others | 15,264,035 | 1,135,451 | 14,128,584 |
| Overseas offices and offshore banking accounts | 4,396,307 | 1,002,369 | 3,393,938 |
| Public sector | 38,992 | (36,832) | 75,824 |
| Financial institutions | 348,464 | 111,188 | 237,276 |
| Commerce and industry | 3,815,783 | 821,765 | 2,994,018 |
| Others | 193,066 | 106,247 | 86,819 |
| Total | 51,857,559 | 1,789,973 | 50,067,586 |

Risk-Monitored Loans

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Domestic offices (excluding offshore banking account) | 866,798 | (836,793) | 1,703,591 |
| Manufacturing | 64,620 | (16,663) | 81,283 |
| Agriculture, forestry, fisheries, and mining | 3,177 | 2,452 | 725 |
| Construction | 39,910 | (302,242) | 342,152 |
| Transportation, communications and public enterprises | 79,399 | 46,026 | 33,373 |
| Wholesale and retail | 91,046 | (12,295) | 103,341 |
| Finance and insurance | 13,527 | (80,982) | 94,509 |
| Real estate | 257,207 | (139,335) | 396,542 |
| Various services | 254,606 | (195,595) | 450,201 |
| Municipalities | - | - | - |
| Others | 63,301 | (138,161) | 201,462 |
| Overseas offices and offshore banking accounts | 47,375 | 15,103 | 32,272 |
| Public sector | - | (111) | 111 |
| Financial institutions | - | (267) | 267 |
| Commerce and industry | 47,375 | 15,481 | 31,894 |
| Others | - | - | - |
| Total | 914,173 | (821,690) | 1,735,863 |

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

| | Mar. 31, 2006 | | | Mar. 31, 2005 |
|---|---|---|---|---|
| | (a) | Reserve ratio | (a) - (b) | (b) |
| Domestic offices (excluding offshore banking account) | 908,854 | 81.7 | (878,961) | 1,787,815 |
| Manufacturing | 68,019 | 67.0 | (17,435) | 85,454 |
| Agriculture, forestry, fisheries, and mining | 3,177 | 59.0 | 2,452 | 725 |
| Construction | 41,079 | 63.0 | (355,219) | 396,298 |
| Transportation, communications and public enterprises | 86,958 | 71.2 | 50,754 | 36,204 |
| Wholesale and retail | 93,657 | 64.6 | (11,355) | 105,012 |
| Finance and insurance | 14,706 | 88.5 | (81,131) | 95,837 |
| Real estate | 274,159 | 91.3 | (134,392) | 408,551 |
| Various services | 261,856 | 88.1 | (194,167) | 456,023 |
| Municipalities | - | - | - | - |
| Others | 65,237 | 100.0 | (138,468) | 203,705 |
| Overseas offices and offshore banking accounts | 51,241 | 67.4 | 14,434 | 36,807 |
| Public sector | - | - | (111) | 111 |
| Financial institutions | - | - | (462) | 462 |
| Commerce and industry | 51,241 | 67.4 | 15,007 | 36,234 |
| Others | - | - | - | - |
| Total | 960,095 | 80.4 | (864,527) | 1,824,622 |

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

| | Mar. 31, 2006 | | Mar. 31, 2005 |
|---|---|---|---|
| | | Change | |
| Consumer loans | 14,725,514 | 494,866 | 14,230,648 |
| Mortgage loans | 13,771,812 | 531,363 | 13,240,449 |
| Residential purpose | 10,044,534 | 593,204 | 9,451,330 |
| Other consumer loans | 953,701 | (36,497) | 990,198 |

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

| | Mar. 31, 2006 | | Mar. 31, 2005 |
|---|---|---|---|
| | | Change | |
| Outstanding balance | 35,496,058 | 204,908 | 35,291,150 |
| Ratio to total loans | 74.8 | (0.8) | 75.6 |

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

## 17. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Loan balance | 35,511 | (4,653) | 40,164 |
| Number of countries | 2 | (3) | 5 |

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Indonesia | 66,342 | 2,329 | 64,013 |
| Risk-monitored loans | 2,213 | (1,104) | 3,317 |
| Thailand | 352,781 | 129,806 | 222,975 |
| Risk-monitored loans | 455 | (290) | 745 |
| Korea | 258,907 | 63,994 | 194,913 |
| Risk-monitored loans | 1,184 | 95 | 1,089 |
| Hong Kong | 291,867 | 71,963 | 219,904 |
| Risk-monitored loans | 13,732 | 13,410 | 322 |
| China | 342,652 | 87,762 | 254,890 |
| Risk-monitored loans | 1,748 | 1,550 | 198 |
| Singapore | 292,271 | 45,530 | 246,741 |
| Risk-monitored loans | 7,757 | 6,919 | 838 |
| India | 32,762 | 15,997 | 16,765 |
| Risk-monitored loans | - | (1,059) | 1,059 |
| Malaysia | 68,063 | (19,011) | 87,074 |
| Risk-monitored loans | 5,213 | 4,711 | 502 |
| Pakistan | 1,622 | (402) | 2,024 |
| Risk-monitored loans | 1,334 | 115 | 1,219 |
| Others | 90,254 | 7,125 | 83,129 |
| Risk-monitored loans | 505 | 505 | - |
| Total | 1,797,523 | 405,091 | 1,392,432 |
| Risk-monitored loans | 34,141 | 24,852 | 9,289 |

(Notes) 1. Classified by domicile of debtors (same for the following tables).
2. Risk-monitored loans are calculated based on the ones in overseas offices and Japan offshore banking accounts (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Chile | 3,288 | 1,136 | 2,152 |
| Risk-monitored loans | - | - | - |
| Columbia | 935 | (3,598) | 4,533 |
| Risk-monitored loans | - | (372) | 372 |
| Mexico | 37,609 | 3,482 | 34,127 |
| Risk-monitored loans | - | - | - |
| Argentina | 14 | (42) | 56 |
| Risk-monitored loans | - | - | - |
| Brazil | 56,305 | 5,532 | 50,773 |
| Risk-monitored loans | - | - | - |
| Venezuela | 5,315 | (947) | 6,262 |
| Risk-monitored loans | - | - | - |
| Panama | 240,279 | 72,517 | 167,762 |
| Risk-monitored loans | - | - | - |
| Others | 3,257 | (412) | 3,669 |
| Risk-monitored loans | - | (111) | 111 |
| Total | 347,004 | 77,668 | 269,336 |
| Risk-monitored loans | - | (483) | 483 |

(iii) Loans to Russia

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Russia | 37,007 | 25,273 | 11,734 |
| Risk-monitored loans | - | - | - |

### (3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

| | Mar. 31, 2006 (a) | Reserve ratio | (a) - (b) | Mar. 31, 2005 (b) |
|---|---|---|---|---|
| Overseas offices and Japan offshore banking accounts | 51,241 | 67.4 | 14,434 | 36,807 |
| Asia | 35,647 | 62.0 | 22,832 | 12,815 |
| Indonesia | 2,213 | 50.0 | (1,104) | 3,317 |
| Hong Kong | 13,732 | 50.7 | 13,321 | 411 |
| India | - | - | (1,080) | 1,080 |
| China | 1,748 | 50.2 | 1,550 | 198 |
| Others | 17,954 | 70.8 | 10,145 | 7,809 |
| North America | 15,237 | 99.3 | (7,521) | 22,758 |
| Central and South America | - | - | (678) | 678 |
| Western Europe | 357 | 49.9 | (199) | 556 |
| Eastern Europe | - | - | - | - |

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
2. Reserve Ratio
= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
3. Classified by domicile of debtors.

## 18. Deposits and Loans <SMBC Non-consolidated>

### (1) Deposits and loans outstanding

(Millions of yen, %)

| | FY2005 | Change | FY2004 |
|---|---|---|---|
| Deposits (term-end balance) | 65,070,784 | 2,282,456 | 62,788,328 |
| Deposits (average balance) | 63,825,633 | 2,414,352 | 61,411,281 |
| Domestic units | 56,437,539 | 1,815,646 | 54,621,893 |
| Average yield | 0.02 | 0.00 | 0.02 |
| Loans (term-end balance) | 51,857,559 | 1,789,973 | 50,067,586 |
| Loans (average balance) | 51,150,685 | 341,777 | 50,808,908 |
| Domestic units | 46,007,295 | (852,050) | 46,859,345 |
| Average yield | 1.71 | (0.07) | 1.78 |

(Note) Deposits do not include "negotiable certificates of deposit."

### (2) Deposits outstanding, classified by type of depositor

(Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Domestic deposits | 63,107,711 | 2,498,081 | 60,609,630 |
| Individual | 32,760,329 | 606,315 | 32,154,014 |
| Corporate | 30,347,382 | 1,891,766 | 28,455,616 |

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference) (Millions of yen)

| | Mar. 31, 2006 | Change | Mar. 31, 2005 |
|---|---|---|---|
| Outstanding balance of investment trusts | 2,923,609 | 575,382 | 2,348,227 |
| Balance to individuals | 2,803,120 | 538,276 | 2,264,844 |

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

## 19. Other Financial Data <SMBC Non-consolidated>

### (1) Debt Forgiveness

(Billions of yen)

| | FY2005 |
|---|---|
| Number of companies whose debts have been forgiven | 9 |
| Principal amount forgiven | 245.8 |

(Note) Debt forgiveness associated with legal settlement is not included.

### (2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

| | Mar. 31, 2006 |
|---|---|
| Balance sheet amount | 3,841.6 |
| Acquisition cost | 2,209.2 |

(Billions of yen)

| | FY2005 |
|---|---|
| Amount sold | approx. 180.0 |

## 20. Number of Directors and Employees <SMBC Non-consolidated>

| | Mar. 31, 2006 | | Mar. 31, 2005 | Mar. 31, 2006 "The Plan"*3 |
|---|---|---|---|---|
| | | Change | | |
| Directors and auditors*1 | 22 | (3) | 25 | 23 |
| Employees*2 | 20,322 | (698) | 21,020 | 20,900 |

(*1) Including directors and auditors of SMFG.

(*2) Registered employees including employees temporarily transferred to other companies but excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

## 21. Number of Offices <SMBC Non-consolidated>

| | Mar. 31, 2006 | | Mar. 31, 2005 | Mar. 31, 2006 "The Plan"*4 |
|---|---|---|---|---|
| | | Change | | |
| Domestic branches*1 | 411 | (14) | 425 | 415 |
| Overseas branches*2 | 15 | (2) | 17 | 19 |
| Overseas subsidiaries*3 | 27 | - | 27 | 28 |

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has 50% or less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

## 22. Deferred Tax Assets <SMBC Non-consolidated>

### (1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

| | | | Mar. 31, 2006 | Change | Mar. 31, 2005 | (Reference) Temporary differences Mar. 31, 2006 |
|---|---|---|---|---|---|---|
| (a) Total deferred tax assets | (b-c) | 1 | 1,572.7 | (253.1) | 1,825.8 | |
| (b) Subtotal of deferred tax assets | | 2 | 2,077.3 | (301.8) | 2,379.1 | 5,090.5 |
| Reserve for possible loan losses | | 3 | 250.7 | (64.7) | 315.4 | 617.0 |
| Write-off of loans | | 4 | 170.2 | (391.9) | 562.1 | 418.9 |
| Write-off of securities | | 5 | 447.7 | (85.3) | 533.0 | 1,101.9 |
| Reserve for employee retirement benefits | | 6 | 74.4 | (2.5) | 76.9 | 183.2 |
| Depreciation | | 7 | 6.5 | 0.4 | 6.1 | 16.0 |
| Net unrealized losses on other securities | | 8 | - | - | - | - |
| Net operating loss carryforwards | | 9 | 1,087.4 | 264.6 | 822.8 | 2,654.2 |
| Other | | 10 | 40.4 | (22.4) | 62.8 | 99.3 |
| (c) Valuation allowance | | 11 | 504.6 | (48.7) | 553.3 | |
| (d) Total deferred tax liabilities | | 12 | 596.5 | 272.9 | 323.6 | 1,468.0 |
| Gains on securities contributed to employee retirement benefits trust | | 13 | 51.6 | (0.1) | 51.7 | 127.1 |
| Net unrealized gains on other securities | | 14 | 536.2 | 271.7 | 264.5 | 1,319.7 |
| Other | | 15 | 8.7 | 1.3 | 7.4 | 21.2 |
| Net deferred tax assets (Balance sheet amount) | (a-d) | 16 | 976.2 | (526.0) | 1,502.2 | |
| Amount corresponding to the deferred tax liabilities shown in line 14 | (Note) | 17 | (536.2) | (271.7) | (264.5) | (1,319.7) |
| Net deferred tax assets excluding the amount shown in line 17 | | 18 | 1,512.4 | (254.3) | 1,766.7 | 3,700.0 |

| | | | | | |
|---|---|---|---|---|---|
| Effective income tax rate | 19 | 40.63% | - | 40.63% | |

(Notes) Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.
(JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

## (2) Reason for Recognition of Deferred Tax Assets

### (a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004. In the process, taxable disposals that were made in the past were realized, while taxable disposals (**) were newly recognized (taxable disposal of non-performing loans as of March 31, 2006 amounted to approximately ¥1.04 trillion).

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (**) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). On the other hand, taxable write-offs of securities carried out in the past are now being realized through accelerated selling of stocks (the balance of taxable write-offs on securities as of March 31, 2006 amounted to approximately ¥1.1 trillion).

(2) Consequently, tax loss carryforwards (**) amounted to approximately ¥2.65 trillion as of March 31, 2006, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "Temporary differences" in the table on the previous page.

### (b) Period for Future Taxable Income to be estimated

5 years

### (c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

| | | | Estimates of next 5 years |
|---|---|---|---|
| | Banking profit (before provision for general reserve for possible loan losses) | 1 | 5,205.0 |
| A | Income before income taxes | 2 | 3,385.8 |
| B | Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2006) | 3 | 680.5 |
| C | Taxable income before adjustments (A+B) | 4 | 4,066.3 |
| | Deferred tax assets corresponding to taxable income before adjustments | 5 | 1,652.1 |

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the six months ended September 30, 2010 based on the "Plan for strengthening the financial base (up to fiscal 2008)"

(b) Reduce by an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

### (Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

| | FY2001 | FY2002 | FY2003 | FY2004 | FY2005 |
|---|---|---|---|---|---|
| Income of final return (before deducting operating loss carryforwards) | 241.9 | (745.5) | (1,437.8) | 317.2 | (652.8) |

(Notes) 1. (Income of final return before deduction of operating loss carryforwards) = (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. Since the final declaration for the corporate income tax is being done in the end of June, the figures for March 31, 2006 are estimated income of final return as of March 31, 2006.

3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

## 23. Earnings Forecast for FY2006

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

| | FY2006 | | FY2005 |
|---|---|---|---|
| | Six-month period ending Sep. 30, 2006 | Forecast | Result |
| Operating income | 320.0 | 360.0 | 55.4 |
| Ordinary profit | 315.0 | 355.0 | 48.2 |
| Net income | 315.0 | 355.0 | 73.4 |

(Billions of yen)

| | FY2006 | | FY2005 |
|---|---|---|---|
| | Six-month period ending Sep. 30, 2006 | Forecast | Result |
| Total dividend | - | 55.1 | 48.0 |

Dividend per share forecast (Yen)

| | FY2006 | | FY2005 |
|---|---|---|---|
| | Six-month period ending Sep. 30, 2006 | Forecast | Result |
| Common stock | - | 4,000 | 3,000 |
| Type 1 Preferred stock | - | - | 10,500 |
| Type 2 Preferred stock | - | 28,500 | 28,500 |
| Type 3 Preferred stock | - | 13,700 | 13,700 |
| 1st - 12th series Type 4 Preferred stock | - | 135,000 | 135,000 |
| 1st Series Type 6 Preferred stock | - | 88,500 | 88,500 |

<Consolidated> (Billions of yen)

| | FY2006 | | FY2005 |
|---|---|---|---|
| | Six-month period ending Sep. 30, 2006 | Forecast | Result |
| Ordinary income | 1,750.0 | 3,700.0 | 3,705.1 |
| Ordinary profit | 440.0 | 1,010.0 | 963.6 |
| Net income | 260.0 | 570.0 | 686.8 |

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

| | FY2006 | | FY2005 |
|---|---|---|---|
| | Six-month period ending Sep. 30, 2006 | Forecast | Result |
| Gross banking profit | 720.0 | 1,540.0 | 1,552.1 |
| Expenses | (300.0) | (600.0) | (586.5) |
| Banking profit (before provision for general reserve for possible loan losses) | 420.0 | 940.0 | 965.6 |
| Ordinary profit | 340.0 | 780.0 | 720.9 |
| Net income | 210.0 | 460.0 | 519.5 |

| | | | |
|---|---|---|---|
| Total credit cost (*) | (85.0) | (170.0) | (230.9) |

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Gains on collection of written-off claims included in Extraordinary gains)

# (Reference 1) FY2005 Achievements and FY2006 Management Policy

## FY2005 Achievements

Management Policy: "Secure solid profit level"

- Further strengthen profitability through aggressive allocation of resources to strategic businesses

| | <FY2004 result> | <FY2005 forecast*> | <FY2005 result> |
|---|---|---|---|
| Net income <SMFG consolidated> | (JPY 234.2 billion) | JPY 460.0 billion | **JPY 686.8 billion** |
| Net income <SMBC non-consolidated> | (JPY 136.8 billion) | JPY 350.0 billion | **JPY 519.5 billion** |

- Decrease credit cost to a normalized level

| <SMBC non-consolidated> | <FY2004 result> | <FY2005 forecast*> | <FY2005 result> |
|---|---|---|---|
| Total credit cost | JPY 954.8 billion | JPY 300.0 billion | **JPY 230.9 billion** |
| Problem assets based on the Financial Reconstruction Law | JPY 1,824.6 billion | Approximately JPY 1 trillion | **JPY 960.1 billion** |
| Problem asset ratio | 3.3% | Approximately 2% | **1.7%** |

*Announced in May 2005 when SMFG released its financial results for FY2004

## FY2006 Management Policy: "Establish a solid framework for realizing sustainable growth"

-Further provide value-added products and services to our customers on a group basis

### Consumer business

**Further upgrade financial consulting**

- Provide new products and services responding to changing business environment
- Increase the number of marketing channels and consultants

**Expand services through alliances**

- Mobile phone credit service (NTT DoCoMo)
- Consumer loans (Promise)
- Internet financial service (Yahoo Japan) etc.

### Corporate business

**Improve capability to provide solutions to management issues of customers**

- Solutions to management issues related to business expansion and M&A, etc.
- Establishment of Corporate Advisory Division

**Meet customers' diversifying financial needs**

- Unsecured loans to small- and medium-sized enterprises
- Loan syndication
- Securitization etc.

**Expand customer base** | **Establish a sustainable earnings structure**

-Establish solid platform to support business growth

(1) Further improve internal control systems

- **Strengthen compliance**
- **Reinforce quality management and enhance customer satisfaction**
- **Improve risk management**
- **Strengthen internal auditing**
- **Reexamine internal business performance evaluation system**
  **Improve human resource management**

(2) Further strengthen financial base

**Fortify capital both in terms of quality and quantity**

**<FY2006 forecast>**

**SMFG consolidated net income: JPY 570.0 billion**

**SMBC non-consolidated net income: JPY 460.0 billion**

**Early repayment of public funds**

## (Reference 2) Financial Statements of SMBC

### 1. Highlights of SMBC's Financial Results for the fiscal year ended March 31, 2005

**<SMBC Non-consolidated>**

| | | |
|---|---|---|
| Ordinary income | | 2,287,935 million yen |
| Ordinary profit | | 720,933 million yen |
| Net income | | 519,520 million yen |
| Total assets | | 97,443,428 million yen |
| Stockholders' equity | | 3,634,776 million yen |
| Stockholders' equity to Total assets | | 3.73 % |
| Capital ratio (BIS Guidelines) [preliminary] | | 11.35 % |
| Number of shares outstanding as of term-end | | 56,112,948 shares |
| | Common stock | 55,212,947 shares |
| | Type 1 Preferred stock | 35,000 shares |
| | Type 2 Preferred stock | 100,000 shares |
| | Type 3 Preferred stock | 695,000 shares |
| | First Series Type 6 Preferred stock | 70,001 shares |
| Number of treasury stock as of term-end | | - shares |
| Average number of shares outstanding during the term | | 56,112,948 shares |
| | Common stock | 55,212,947 shares |
| | Type 1 Preferred stock | 35,000 shares |
| | Type 2 Preferred stock | 100,000 shares |
| | Type 3 Preferred stock | 695,000 shares |
| | First Series Type 6 Preferred stock | 70,001 shares |
| Net income per share | | 9,066.46 yen |
| Net income per share (diluted) | | 9,050.63 yen |
| Stockholders' equity per share | | 42,105.57 yen |
| Total Dividends (annual) | | 334,420 million yen |
| | Common stock | 5,714 yen per share |
| | Type 1 Preferred stock | 10,500 yen per share |
| | Type 2 Preferred stock | 28,500 yen per share |
| | Type 3 Preferred stock | 13,700 yen per share |
| | First Series Type 6 Preferred stock | 88,500 yen per share |
| Increase of net assets by recognizing at fair value | | 893,900 million yen |

**<SMBC Consolidated>**

| | |
|---|---|
| Capital ratio (BIS Guidelines) [preliminary] | 10.77 % |

(Note) Risk-adjusted assets as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported greater than they really were, since part of transaction data concerning market risk was recorded twice at a consolidated subsidiary, SMBC. Accordingly, capital ratios as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported smaller than they really were. However, the impact on the level of risk-adjusted assets and capital ratio for each date were small. For further information, please refer to page 23.

Risk-adjusted assets as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported greater than they really were, since part of transaction data concerning market risk was recorded twice at a consolidated subsidiary, SMBC. Accordingly, capital ratios as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005, were reported smaller than they really were.
Although, mainly due to a constraint of data retention period, it is impossible to retrospectively recalculate exact VaR* necessary to compute risk-adjusted assets, an trial computation based on certain assumptions showed that the impacts on the level of capital ratio for each date were small; they were within the range of approximately 0.00 to 0.02%.
For your reference, the capital ratios as of Sep. 30, 2004, Mar. 31, 2005 and Sep. 30, 2005 were disclosed as follows in the past.
* Value-at-risk: maximum potential loss on market transactions for a given probability

<Reference>

SMFG Consolidated Capital ratio

(Millions of yen, %)

| | | Sep. 30, 2004 | Mar. 31, 2005 | Sep. 30, 2005 |
|---|---|---|---|---|
| Capital ratio | (A)/(B) | 10.93 | 9.94 | 11.00 |
| Total capital | (A) | 6,621,422 | 6,020,069 | 6,944,161 |
| Risk-adjusted assets | (B) | 60,539,127 | 60,552,620 | 63,127,899 |
| Asset equivalent of market risk | | 285,650 | 358,876 | 413,074 |

SMBC Consolidated Capital ratio

(Millions of yen, %)

| | | Sep. 30, 2004 | Mar. 31, 2005 | Sep. 30, 2005 |
|---|---|---|---|---|
| Capital ratio | (A)/(B) | 11.03 | 10.60 | 11.19 |
| Total capital | (A) | 6,428,635 | 6,175,605 | 6,800,093 |
| Risk-adjusted assets | (B) | 58,233,832 | 58,244,521 | 60,769,116 |
| Asset equivalent of market risk | | 282,759 | 351,964 | 411,599 |

SMBC Non-consolidated Capital ratio

(Millions of yen, %)

| | | Sep. 30, 2004 | Mar. 31, 2005 | Sep. 30, 2005 |
|---|---|---|---|---|
| Capital ratio | (A)/(B) | 11.35 | 11.32 | 12.00 |
| Total capital | (A) | 6,157,741 | 6,118,047 | 6,761,532 |
| Risk-adjusted assets | (B) | 54,224,522 | 54,034,487 | 56,303,976 |
| Asset equivalent of market risk | | 200,978 | 304,929 | 343,555 |

## 2. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

| | March 31, 2006 (A) | March 31, 2005 (B) | Change (A-B) |
|---|---|---|---|
| **Assets** | | | |
| Cash and due from banks & Deposits with banks | 6,589,967 | 4,524,830 | 2,065,137 |
| Call loans | 576,909 | 373,397 | 203,512 |
| Receivables under resale agreements | 81,470 | 88,021 | (6,551) |
| Receivables under securities borrowing transactions | 1,956,650 | 568,340 | 1,388,310 |
| Bills bought | - | 573,000 | (573,000) |
| Commercial paper and other debt purchased | 115,637 | 126,682 | (11,045) |
| Trading assets | 3,694,791 | 3,363,376 | 331,415 |
| Money held in trust | 2,912 | 3,832 | (920) |
| Securities | 25,202,541 | 23,676,696 | 1,525,845 |
| Loans and bills discounted | 51,857,559 | 50,067,586 | 1,789,973 |
| Foreign exchanges | 877,570 | 840,923 | 36,647 |
| Other assets | 1,567,812 | 1,446,439 | 121,373 |
| Premises and equipment | 639,538 | 660,469 | (20,931) |
| Deferred tax assets | 976,203 | 1,502,153 | (525,950) |
| Customers' liabilities for acceptances and guarantees | 4,120,300 | 4,303,148 | (182,848) |
| Reserve for possible loan losses | (816,437) | (989,121) | 172,684 |
| **Total assets** | 97,443,428 | 91,129,776 | 6,313,652 |
| **Liabilities** | | | |
| Deposits | 65,070,784 | 62,788,328 | 2,282,456 |
| Negotiable certificates of deposit | 3,151,382 | 2,803,299 | 348,083 |
| Call money | 2,833,865 | 2,232,507 | 601,358 |
| Payables under repurchase agreements | 382,082 | 365,127 | 16,955 |
| Payables under securities lending transactions | 2,709,084 | 3,838,031 | (1,128,947) |
| Bills sold | 5,104,100 | 2,578,700 | 2,525,400 |
| Trading liabilities | 2,515,932 | 1,711,030 | 804,902 |
| Borrowed money | 2,023,023 | 2,267,602 | (244,579) |
| Foreign exchanges | 449,560 | 477,845 | (28,285) |
| Bonds | 3,776,707 | 3,718,372 | 58,335 |
| Due to trust account | 318,597 | 50,457 | 268,140 |
| Other liabilities | 1,295,135 | 1,143,206 | 151,929 |
| Reserve for employee bonuses | 8,691 | 9,092 | (401) |
| Reserve for expenses related to EXPO 2005 Japan | - | 231 | (231) |
| Other reserves | 18 | 18 | - |
| Deferred tax liabilities for land revaluation | 49,384 | 90,043 | (40,659) |
| Acceptances and guarantees | 4,120,300 | 4,303,148 | (182,848) |
| **Total liabilities** | 93,808,652 | 88,377,041 | 5,431,611 |
| **Stockholders' equity** | | | |
| Capital stock | 664,986 | 664,986 | - |
| Capital surplus | 1,367,548 | 1,367,548 | - |
| Capital reserve | 665,033 | 1,009,933 | (344,900) |
| Other capital surplus | 702,514 | 357,614 | 344,900 |
| Retained earnings | 794,033 | 291,311 | 502,722 |
| Voluntary reserves | 221,502 | 221,532 | (30) |
| Unappropriated retained earnings at end of year | 572,531 | 69,779 | 502,752 |
| Land revaluation excess | 24,716 | 42,345 | (17,629) |
| Net unrealized gains on other securities | 783,491 | 386,543 | 396,948 |
| **Total stockholders' equity** | 3,634,776 | 2,752,735 | 882,041 |
| **Total liabilities and stockholders' equity** | 97,443,428 | 91,129,776 | 6,313,652 |

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

## 3. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

| | FY2005 (A) | FY2004 (B) | Change (A-B) |
|---|---|---|---|
| Ordinary income | 2,287,935 | 2,289,372 | (1,437) |
| Interest income | 1,426,546 | 1,318,698 | 107,848 |
| *Interest on loans and discounts* | *990,853* | *934,892* | *55,961* |
| *Interest and dividends on securities* | *317,180* | *262,640* | *54,540* |
| Trust fees | 8,626 | 2,609 | 6,017 |
| Fees and commissions | 474,972 | 399,434 | 75,538 |
| Trading profits | 13,250 | 131,779 | (118,529) |
| Other operating income | 273,861 | 228,005 | 45,856 |
| Other income | 90,678 | 208,845 | (118,167) |
| Ordinary expenses | 1,567,002 | 2,361,053 | (794,051) |
| Interest expenses | 472,002 | 346,195 | 125,807 |
| *Interest on deposits* | *226,926* | *107,718* | *119,208* |
| Fees and commissions | 108,296 | 101,358 | 6,938 |
| Trading losses | 1,312 | 199 | 1,113 |
| Other operating expenses | 63,613 | 109,916 | (46,303) |
| General and administrative expenses | 604,098 | 603,477 | 621 |
| Other expenses | 317,679 | 1,199,906 | (882,227) |
| Ordinary profit (loss) | 720,933 | (71,680) | 792,613 |
| Extraordinary gains | 34,763 | 1,562 | 33,201 |
| Extraordinary losses | 9,024 | 29,961 | (20,937) |
| Income (loss) before income taxes | 746,672 | (100,079) | 846,751 |
| Income taxes, current | 13,512 | 6,379 | 7,133 |
| Income taxes, refund | - | 8,184 | (8,184) |
| Income taxes, deferred | 213,639 | 38,579 | 175,060 |
| Net income (loss) | 519,520 | (136,854) | 656,374 |
| Unappropriated retained earnings carried forward | 69,774 | 254,523 | (184,749) |
| Transfer from land revaluation excess | 17,629 | 2,559 | 15,070 |
| Interim dividends | 34,393 | 50,449 | (16,056) |
| Unappropriated retained earnings at end of year | 572,531 | 69,779 | 502,752 |

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

## 4. Statement of Appropriation of Retained Earnings (Proposal) <SMBC Non-consolidated>

(Millions of yen)

| | FY2005 (A) | FY2004 (B) | Change (A-B) |
|---|---|---|---|
| Appropriation of unappropriated retained earnings | | | |
| Unappropriated retained earnings at end of year | 572,531 | 69,779 | 502,752 |
| Transfer from voluntary reserves | 0 | 29 | (29) |
| Transfer from reserve for possible losses on overseas investments | 0 | 29 | (29) |
| Total | 572,531 | 69,808 | 502,723 |
| Retained earnings to be appropriated | 300,027 | 33 | 299,994 |
| Dividends on First Series Type 6 Preferred stock | - | 33 | (33) |
| Dividends on common stock | 300,027 | - | 300,027 |
| Retained earnings carried forward to next year | 272,504 | 69,774 | 202,730 |
| Appropriation of other capital surplus | | | |
| Other capital surplus at end of year | 702,514 | 357,614 | 344,900 |
| Other capital surplus to be appropriated | - | - | - |
| Other capital surplus carried forward to next year | 702,514 | 357,614 | 344,900 |

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

# 5. Market Value Information on Securities <SMBC Non-consolidated>

## [1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as "Cash and due from banks & Deposits with banks" and beneficiary claims on commodity investment trusts classified as "Commercial paper and other debt purchased" is included in the amount below.

### (1) Bonds classified as held-to-maturity with market value

(Millions of yen)

| | March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Balance sheet amount | Market value | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
| Japanese government bonds | 750,004 | 730,370 | (19,634) | 306 | 19,940 |
| Japanese local government bonds | 96,892 | 93,527 | (3,365) | - | 3,365 |
| Japanese corporate bonds | 379,514 | 371,461 | (8,053) | - | 8,053 |
| Other | 9,654 | 9,924 | 270 | 270 | - |
| Total | 1,236,065 | 1,205,283 | (30,782) | 577 | 31,359 |

### (2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

| | March 31, 2006 | | |
|---|---|---|---|
| | Balance sheet amount | Market value | Net unrealized gains (losses) |
| Stocks of subsidiaries | 84,400 | 253,120 | 168,720 |
| Stocks of affiliates | 223,660 | 322,516 | 98,855 |
| Total | 308,061 | 575,637 | 267,575 |

### (3) Other securities with market value

(Millions of yen)

| | March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Acquisition cost | Balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
| Stocks | 1,835,627 | 3,468,031 | 1,632,404 | 1,649,881 | 17,476 |
| Bonds | 11,968,327 | 11,686,073 | (282,254) | 727 | 282,981 |
| Japanese government bonds | 10,642,352 | 10,387,617 | (254,735) | 43 | 254,778 |
| Japanese local government bonds | 462,486 | 449,305 | (13,181) | 272 | 13,453 |
| Japanese corporate bonds | 863,488 | 849,151 | (14,337) | 411 | 14,749 |
| Other | 3,954,859 | 3,920,915 | (33,943) | 44,980 | 78,924 |
| Change of purpose of holding | - | - | 66 | 66 | - |
| Total | 17,758,814 | 19,075,020 | 1,316,272 | 1,695,655 | 379,383 |

(Notes)

1. Unrealized gains (losses) for other securities include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting.
   As a result of applying fair value hedge accounting, the amount subject to inclusion in the stockholders' equity is JPY 1,319,465 million and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is JPY 783,366 million (calculated by deducting deferred tax liabilities of JPY 536,098 million).
2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss (impaired) for this term is JPY 21 million. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

| | |
|---|---|
| Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers | Market value is lower than acquisition cost. |
| Issuers requiring caution | Market value is 30% or more lower than acquisition cost. |
| Normal issuers | Market value is 50% or more lower than acquisition cost. |

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

| | March 31, 2006 |
|---|---|
| Investments in subsidiaries and affiliates | |
| Stocks of subsidiaries | 1,151,077 |
| Stocks of affiliates | 34,043 |
| Other | 35,569 |
| Other securities | |
| Unlisted stocks (excluding OTC stocks) | 373,558 |
| Unlisted bonds | 2,488,496 |
| Unlisted foreign securities | 293,177 |
| Other | 290,158 |

(5) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

| | March 31, 2006 | | | |
|---|---|---|---|---|
| | 1 year or less | More than 1 year to 5 years | More than 5 years to 10 years | More than 10 years |
| Bonds | 5,684,097 | 4,501,578 | 2,297,157 | 2,918,147 |
| Japanese government bonds | 5,284,223 | 1,961,984 | 1,084,424 | 2,806,988 |
| Japanese local government bonds | 21,010 | 207,340 | 317,401 | 445 |
| Japanese corporate bonds | 378,863 | 2,332,253 | 895,331 | 110,713 |
| Other | 720,694 | 1,508,411 | 666,401 | 671,792 |
| Total | 6,404,791 | 6,009,989 | 2,963,558 | 3,589,940 |

## [2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

| | March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Acquisition cost | Balance sheet amount | Net unrealized gains (losses) | Unrealized gains | Unrealized losses |
| Other money held in trust | 2,703 | 2,912 | 209 | 209 | - |

(Note) Net unrealized gains of 124 million yen (after deducting 84 million yen in deferred tax liabilities from 209 million yen in net unrealized gains) are included in 'Net unrealized gains on other securities.'

# 6. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

| | March 31, 2006 (A) | March 31, 2005 (B) | Change (A-B) |
|---|---|---|---|
| Loans and bills discounted | 7,870 | 9,780 | (1,910) |
| Securities | 238,205 | 81,840 | 156,365 |
| Securities held in custody accounts | 33,590 | 34,166 | (576) |
| Monetary claims | 706,349 | 600,618 | 105,731 |
| Premises and equipment | 85 | - | 85 |
| Other claims | 1,216 | 315 | 901 |
| Due from banking account | 318,597 | 50,457 | 268,140 |
| Total assets | 1,305,915 | 777,177 | 528,738 |
| Monetary trusts | 530,255 | 101,323 | 428,932 |
| Securities trusts | 33,590 | 34,166 | (576) |
| Monetary claims trusts | 603,656 | 480,147 | 123,509 |
| Composite trusts | 138,413 | 161,539 | (23,126) |
| Total liabilities | 1,305,915 | 777,177 | 528,738 |

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. SMBC has no co-operative trusts under other trust bank's administration.
3. SMBC does not handle any trusts with principal indemnification.